Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: February 21, 2007

SCHEDULE

I

ANNUAL CORPORATE GOVERNANCE REPORT

LISTED COMPANIES

DATA IDENTIFYING ISSUER	FISCAL YEAR 2006

TAX ID CODE: A-

48010615

Registered name:

IBERDROLA, S.A.

Registered office:

CARDENAL GARDOQUI 8
BILBAO
BISCAY
48008
SPAIN

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

SPECIMEN ANNUAL CORPORATE GOVERNANCE REPORT FOR

LISTED COMPANIES

For a better understanding of this specimen report and completion hereof, it is necessary to read the instructions on how to complete it included at the end of this report.

A	OWNERSHIP STRUCTURE OF THE COMPANY

A.1.	Complete the following table about the share capital of the company:

Date of last change	Share capital ( € )	Number of shares
04-24-1999	2,704,647,543.00	901,549,181

If there are different classes of shares, please specify in the table below:

Class	Number of shares	Nominal value per share
THERE ARE NO DIFFERENT CLASSES OF SHARES	0

A.2.	Breakdown of direct and indirect holders of significant shareholdings in the company as of the end of the fiscal year, excluding directors:

Individual or corporate name of shareholder	Number of direct shares	Number of indirect shares (*)	Total % of share capital
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	0	90,154,918	10.000
BILBAO BIZKAIA KUTXA (BBK)	89,845,181	0	9.966
BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	67,509,010	31,225	7.492

(*)	Through:

Individual or corporate name of direct shareholder	Number of direct shares	% of share capital
RESIDENCIAL MONTECARMELO, S.A.	90,154,918	10.000
BANCO INDUSTRIAL DE BILBAO, S.A.	30,000	0.003
BBVA SEGUROS, S.A.	1,225	0.000
Total:	90,186,143

Indicate the most significant changes in the shareholding structure that have occurred during the fiscal year:

Individual or corporate name of shareholder	Date of transaction	Description of transaction
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	09-27-2006	5% of the share capital has been exceeded

A.3.	Complete the following tables about members of the Board of Directors of the Company who hold shares of the Company:

Individual or corporate name of director	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	Total % of share capital
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	05-21-2001	03-18-2005	202,472	161,973	0.040
MR. JUAN LUIS ARREGUI CIARSOLO	05-23-1995	03-18-2005	200	18,410,000	2.042

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. VÍCTOR DE URRUTIA VALLEJO	02-17-1978	03-18-2005	525,000	863,500	0.154
MR. JOSÉ ORBEGOZO ARROYO	02-17-1978	06-16-2001	23,666	476,334	0.055
MR. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	01-31-1990	06-16-2001	17,330	162,403	0.020
MR. RICARDO ÁLVAREZ ISASI	10-18-1990	03-18-2005	50,000	1,075,742	0.125
MR. MARIANO DE YBARRA Y ZUBIRÍA	10-18-1990	06-16-2001	34,001	30,000	0.007
MR. JOSÉ IGNACIO BERROETA ECHEVARRIA	05-10-1993	03-18-2005	2,915	31,476	0.004
MR. JULIO DE MIGUEL AYNAT	10-29-2003	03-18-2005	44,521	0	0.005
MR. SEBASTIÁN BATTANER ARIAS	05-26-2004	03-18-2005	13,500	0	0.001
MR. XABIER DE IRALA ESTÉVEZ	04-20-2005	04-20-2005	40,328	0	0.004
MR. IÑIGO VÍCTOR DE ORIOL IBARRA	04-26-2006	04-26-2006	2,214	0	0.000
MS. INÉS MACHO STADLER	06-07-2006	06-07-2006	10,000	0	0.001
MR. BRAULIO MEDEL CÁMARA	06-07-2006	06-07-2006	10,000	0	0.001
MR. JOSÉ CARLOS PLA ROYO	06-07-2006	06-07-2006	1,000	0	0.000

(*) Through:

Individual or corporate name of direct shareholder	Number of direct shares
NAMPALANCAR CONSULTORES, S.L.	161,973
RETOS OPERATIVOS XXI, S.L.	14,000,000
TREELANDS CAPITAL, S.L.	4,410,000
ASÚA DE INVERSIONES, S.L.	414,500
ROLAR DE INVERSIONES, S.L.	320,000
LIMA, S.A.	66,000
MR. JOSÉ JUAN DE URRUTIA YBARRA	25,000
MR. JUAN DE URRUTIA YBARRA	25,000
MS. MARÍA DE URRUTIA YBARRA	13,000
ORBEMAN, S.A.	476,334
GUIEJA 2000, S.L.	162,403
FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ	685,000
MS. PILAR BASTERRA ARTAJO	163,000
DOPISA ALTERRA, S.L.	156,000
FUNDACIÓN VICENTE DE MENDIETA	71,742
YBAZUBI, S.L.	30,000
MS. MARIA JOSEFA AURRECOECHEA ZUBIAUR	19,271
IGOPER, S.L.	12,205

Total:	21,211,428

Total % of share capital controlled by the Board of Directors	2.459

Complete the following tables about members of the Company’s Board of Directors who hold rights to shares of the Company:

Individual or corporate name of director	Number of direct option rights	Number of indirect option rights	Number of share equivalents	Total % of share capital

A.4.	Describe, if applicable, the family, commercial, contractual or corporate relationships between significant shareholders, to the extent known to the Company, unless they are immaterial or result from the ordinary course of business:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Related individual or corporate names	Type of relationship	Brief description

ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	Contractual	LOANS GRANTED TO ACS BY BBVA, TOGETHER WITH OTHER ENTITIES, IN ORDER TO FINANCE THE ACQUISITION OF ITS INTEREST IN IBERDROLA (SIGNIFICANT EVENT OF DECEMBER 28, 2006)

BEAZ, S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 1.63% EACH.

IBERDROLA SERVICIOS FINANCIEROS, ESTABLECIMIENTO FINANCIERO DE CRÉDITO, S.A.	Corporate	BBVA - INDIRECTLY- AND BBK BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 84% AND 15%, RESPECTIVELY.

OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL)	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 2.70% AND 5%, RESPECTIVELY.

SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.	Corporate	BBK AND BBVA BOTH HOLD INTERESTS IN THIS COMPANY, WITH STAKES OF 10% AND 5%, RESPECTIVELY.

A.5. Describe, if applicable, the commercial, contractual or corporate relationships between significant shareholders and the Company, unless they are immaterial or result from the ordinary course of business:

Related individual or corporate names	Type of relationship	Brief description

ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	Corporate	IBERDROLA AND ACS BOTH INDIRECTLY HOLD INTERESTS IN “ELECTRA DE MONTANCHEZ, S.A.,” WITH STAKES OF 40% EACH.

ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	Corporate	IBERDROLA AND ACS BOTH INDIRECTLY HOLD INTERESTS IN “SISTEMA ELÉCTRICO DE CONEXIÓN HUÉNEJA, S.L.,” WITH STAKES OF 41.7% AND 5.9%, RESPECTIVELY.

ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	Corporate	IBERDROLA AND ACS BOTH INDIRECTLY HOLD INTERESTS IN “TIRME, S.A.,” WITH STAKES OF 20% EACH.

ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.	Corporate	IBERDROLA AND ACS BOTH INDIRECTLY HOLD INTERESTS IN THE UNINCORPORATED ASSOCIATION [COMUNIDAD DE BIENES] “LA LORA” WITH STAKES OF 26.06% AND 12.94%, RESPECTIVELY.

ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.	Corporate	IBERDROLA AND ACS BOTH INDIRECTLY HOLD INTERESTS IN THE UNINCORPORATED ASSOCIATION “PROMOTORES ZEDE ARCOS” WITH STAKES OF 8.97% AND 8.31%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN “BEAZ, S.A.,” WITH STAKES OF 3.26% AND 1.63%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN “EUSKALTEL, S.A.,” WITH STAKES OF 11.14% AND 33.13%, RESPECTIVELY.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN “SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.,” WITH STAKES OF 5% AND 10%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH INDIRECTLY HOLD INTERESTS IN “URAGUA, S.A. EN LIQUIDACIÓN,” WITH STAKES OF 41% AND 23%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN “OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA- POLO ESPAÑOL, S.A. (OMEL)” WITH STAKES OF 5.14% AND 2.70%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH HOLD INTERESTS IN “IBERDROLA SERVICIOS FINANCIEROS, S.A.,” WITH STAKES OF 1% AND 15%, RESPECTIVELY.

BILBAO BIZKAIA KUTXA (BBK)	Corporate	IBERDROLA AND BBK BOTH INDIRECTLY HOLD INTERESTS IN “FIUNA, S.A.,” WITH STAKES OF 70% AND 30%, RESPECTIVELY.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA BOTH
HOLD 50% STAKES IN
“CORPORACIÓN IBV
PARTICIPACIONES
EMPRESARIALES, S.A.,” OWNER
OF 100% OF “CORPORACIÓN IBV
SERVICIOS Y TECNOLOGÍAS, S.A.”
WHICH, IN TURN, HOLDS THE
INDUSTRIAL PORTFOLIO
MANAGED JOINTLY BY BOTH. ITS
PRINCIPAL INTERESTS INCLUDE
ITS 14.78% STAKE IN “GAMESA
CORPORACIÓN TECNOLÓGICA,
S.A.,” A LISTED COMPANY

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA BOTH HOLD INTERESTS IN “SEED CAPITAL DE BIZKAIA, S.G.E.C.R., S.A.” WITH A 5% STAKE EACH.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA BOTH HOLD INTERESTS IN “OPERADOR DEL MERCADO IBÉRICO DE ENERGÍA-POLO ESPAÑOL, S.A. (OMEL),” WITH STAKES OF 5.14% AND 5%, RESPECTIVELY.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA –THE LATTER INDIRECTLY– BOTH HOLD INTERESTS IN “IBERDROLA SERVICIOS FINANCIEROS, ESTABLECIMIENTO FINANCIERO DE CRÉDITO, S.A.,” WITH STAKES OF 1% AND 84%, RESPECTIVELY.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA –THE LATTER INDIRECTLY– BOTH HOLD INTERESTS IN “REFINERÍA BALBOA, S.A.,” WITH STAKES OF 10% EACH.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA ,
THROUGH THEIR RESPECTIVE
REAL ESTATE SUBSIDIARIES,
BOTH HOLD INTERESTS IN “LAS
PEDRAZAS GOLF, S.L.,” WITH
STAKES OF 50% EACH, IN
“CAMARATE GOLF, S.A.,” WITH
STAKES OF 26% EACH, AND IN
“NOVA CALA VILLAJOYOSA, S.A.
EN LIQUIDACIÓN” WITH STAKES
OF 25% AND 10%, RESPECTIVELY.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	Corporate	IBERDROLA AND BBVA BOTH HOLD INTERESTS IN “BEAZ, S.A.” WITH STAKES OF 3.26% AND 1.63%, RESPECTIVELY.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

A.6.	Indicate any paracorporate (shareholders’) agreements that have been reported to the company:

Parties to the paracorporate agreement	% of share capital affected	Brief description of the agreement

Indicate  any concerted actions among company shareholders of which your company is aware:

Parties to the concerted action	% of share capital affected	Brief description of the concerted action

Expressly indicate whether any of such agreements, arrangements or concerted actions have been terminated or modified during the fiscal year.

THE COMPANY IS NOT AWARE OF THE EXISTENCE OF ANY AGREEMENTS, ARRANGEMENTS OR CONCERTED ACTIONS AMONG SHAREHOLDERS.

A.7.	Indicate whether there is any individual or legal entity that exercises or may exercise control over the Company pursuant to Section 4 of the Securities Market Law:

Individual or corporate name
NONE

Comments
THE COMPANY IS NOT AWARE OF THE EXISTENCE OF ANY INDIVIDUAL OR LEGAL ENTITY THAT EXERCISES OR MAY EXERCISE CONTROL OVER IT PURSUANT TO SECTION 4 OF SECURITIES MARKET LAW 24/1988 OF JULY 28.

A.8.	Complete the following tables about the Company’s treasury stock:

As of year end:

Number of direct shares	Number of indirect shares (*)	Total % of share capital
4,821,605	0	0.535

(*)	Through:

Individual or corporate name of direct shareholder	Number of direct shares

Total:

Describe any significant changes, pursuant to the provisions of Royal Decree 377/1991, that have occurred during the fiscal year:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Date	Number of direct shares	Number of indirect shares	Total % of share capital
12-11-2006	2,955,105	0	0.328

Gain (loss) on treasury stock transactions (in thousands of Euros)			689

A.9.	Describe the term(s) and condition(s) of the authorization(s) given by the shareholders acting at the General Shareholders’ Meetings to the Board of Directors in order to acquire or transfer the Company’s own stock described in section A.8.

The treasury stock transactions carried out during fiscal year 2006 were made pursuant to the authorizations given by the shareholders acting at the General Shareholders’ Meeting who at their meetings of March 18, 2005 and March 30 2006 resolved to expressly authorize the Board of Directors, with authority to delegate such power, pursuant to Section 75 of the current Consolidated Text of the Companies Law, to carry out the derivative acquisition of Iberdrola, S.A.’s (Iberdrola’s) own stock, on the following terms:

a) Purchases may be made by Iberdrola directly or indirectly, through its controlled companies.

b) Purchases shall be made by means of a purchase and sale agreement, a swap arrangement or any other transaction whatsoever permitted by law.

c) Purchases may be made at any time, up to the maximum sum permitted by law.

d) Purchases may not be made at a higher price than that quoted on the Stock Exchange.

e) The authorization is granted for a period not exceeding 18 months.

Both authorizations expressly provided that the shares purchased as a result thereof could be used both for transfer or redemption or could be applied to the compensation systems provided for in the third paragraph of sub-section 1 of Section 75 of the Companies Law; the shareholders acting at the General Shareholders’ Meeting of March 30, 2006 added to the foregoing alternatives the possible development of programs fostering the acquisition of interests in the Company such as, for example, dividend reinvestment plans, loyalty bonds or similar instruments.

A.10.	Indicate, if applicable, any legal or by-law restrictions on the exercise of voting rights, and any legal restrictions on the acquisition or transfer of interests in share capital:

1. RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS:

1.1 BY-LAW RESTRICTIONS:

Article 29.3: “No shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply.”

Article 29.4: “The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and the shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Article Four of the Securities Market Law and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Article Four.”

Article 30.1: “Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company’s assets, may not exercise their voting rights for the approval of such resolutions by the shareholders.”

Article 30.2: “The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders.”

Article 54: “The limitation on the maximum number of votes that may be cast by a single shareholder contained in Article Twenty-Nine (paragraphs three to five) and the voting prohibition of Article Thirty which is imposed upon shareholders affected by conflicts of interest, shall have no effect upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash.”

1.2 LEGAL RESTRICTIONS:

Section 34 of Royal Decree-Law 6/2000, of June 23, on Urgent Measures to Intensify Competition in the Goods and Services Markets, as amended by Law 14/2000, of December 29 and by Royal Decree-Law 5/2005, of March 11, provides that individuals or legal entities that have a direct or indirect interest in the share capital or voting rights of two or more companies that qualify as a Principal Operator in the same market or industry among those specified in the aforementioned provision (including electric power generation and supply and natural gas production and supply), in a proportion equal to or greater than 3 percent, may not exercise the voting rights corresponding to the excess with respect to such percentage in more than one entity. The same rule applies in the event that a company that qualifies as Principal Operator holds an interest in the capital or voting rights of another Principal Operator in the same economic industry.

However, and in either of both cases, the competent entity regulating the industry (i.e., the National Energy Commission in the case of energy markets) may grant an

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

authorization allowing for the free exercise of voting rights in excess of the above-mentioned percentage.

Along these lines, it should be noted that the Spanish Official Gazette [Boletín Oficial del Estado] of March 10, 2006 published the Resolution of the National Energy Commission [Comisión Nacional de Energía] establishing and making public, for purposes of the provisions of Section 34 of Royal Decree 6/2000 of June 23, the lists of Principal Operators in the Energy Industries (wherein errors were corrected by resolution of the above-mentioned Commission dated May 4, 2006). Identified therein as Principal Operators in the Electricity Industry are: Grupo Endesa, Grupo Iberdrola, Grupo Unión Fenosa, Grupo Hidrocantábrico and Viesgo Generación, S.L. The Principal Operators identified in the Natural Gas Industry are: Grupo Repsol YPF-Gas Natural, Grupo lberdrola, Grupo Hidrocantábrico and Grupo Endesa.

In addition, pursuant to Additional Provision No. 27 of Law 55/1999, of December 29, on Tax, Administrative and Social Order Measures (as amended by Law 62/2003, of December 30, on Tax, Administrative and Social Order Measures), public-sector entities or persons and entities of any nature which are controlled or in which a majority interest is held by public-sector entities or Agencies, regardless of the corporate structure adopted, that directly or indirectly acquire the control of or significant interests in companies with a nation-wide scope that engage in activities in the energy markets shall notify the Secretaría de Estado de Energía, Desarrollo Industrial y PYMES (Department of Energy, Industrial Development and SMEs) of any takeover or acquisition made, thus triggering an administrative proceeding for the purpose of determining whether or not to recognize the exercise of the related voting rights or to impose certain conditions on the exercise thereof.

In any event, from the date of takeover or acquisition of significant interests in companies with a nation-wide scope that engage in business in the power markets, and so long as the Council of Ministers has not stated its decision by means of an express resolution or tacitly by lapse of time, if it does not issue a resolution within a period of two months, the entities or persons referred to in the preceding paragraph may not exercise the voting rights corresponding to the equity interests therein indicated. Failure to issue a resolution in the proceedings within the aforementioned two-month period shall mean permitting the exercise of the corresponding voting rights.

2.	LEGAL RESTRICTIONS ON THE ACQUISITION OR TRANSFER OF INTERESTS IN SHARE CAPITAL:

Royal Decree-Law 4/2006 of February 24 modifying the powers and duties of the National Energy Commission amends Additional Provision Eleven, Three 1. Fourteen of Hydrocarbon Industry Law 34/1988 of October 7. Pursuant to the new text, the authorization of the National Energy Commission is required for the acquisition by any third party of interests in excess of 10% (or any other interest granting significant influence) of the share capital of a company that, directly or through other companies of its group, engages in regulated activities or activities subject to administrative intervention involving a special subordination relationship (such as nuclear plants, coal-fired plants of particular significance in domestic coal consumption, electricity grids of the Spanish islands and territories outside of mainland Spain, natural gas storage or transportation). The authorization of the National Energy Commission shall also be required for the direct acquisition of the assets required to conduct the above-mentioned activities.

Accordingly, the acquisition of more than 10% of the share capital of Iberdrola (or of a lesser percentage, if the interest acquired grants significant influence on the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

company) will require the prior authorization of the National Energy Commission. The Royal Decree-Law makes it clear that the acquisition will only be valid once the authorization has been obtained and that, in particular, if made through a Tender Offer for Securities, the offeror must obtain the authorization of the National Energy Commission prior to authorization of the Tender Offer.

B	STRUCTURE OF THE COMPANY’S MANAGEMENT

B.1.	Board of Directors

B.1.1.	Describe the maximum and minimum number of Directors set forth in the By-Laws:

Maximum number of directors	21
Minimum number of directors	9

B.1.2.	Complete the following table identifying the members of the Board of Directors:

Individual or corporate name of director	Representative	Position	Date of first appointment	Date of last appointment	Election procedure
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN		CHAIRMAN- CEO	05-21-2001	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. JUAN LUIS ARREGUI CIARSOLO		VICE- CHAIRMAN	05-23-1995	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. VÍCTOR DE URRUTIA VALLEJO		VICE- CHAIRMAN	02-17-1978	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. JOSÉ ORBEGOZO ARROYO		DIRECTOR	02-17-1978	06-16-2001	GENERAL SHAREHOLDERS’ MEETING

MR. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO		DIRECTOR	01-31-1990	06-16-2001	GENERAL SHAREHOLDERS’ MEETING

MR. RICARDO ÁLVAREZ ISASI		DIRECTOR	10-18-1990	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. MARIANO DE YBARRA Y ZUBIRÍA		DIRECTOR	10-18-1990	06-16-2001	GENERAL SHAREHOLDERS’ MEETING

MR. JOSÉ IGNACIO BERROETA ECHEVARRIA		DIRECTOR	05-10-1993	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. JULIO DE MIGUEL AYNAT		DIRECTOR	10-29-2003	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. SEBASTIÁN BATTANER ARIAS		DIRECTOR	05-26-2004	03-18-2005	GENERAL SHAREHOLDERS’ MEETING

MR. XABIER DE IRALA ESTÉVEZ		DIRECTOR	04-20-2005	04-20-2005	GENERAL SHAREHOLDERS’ MEETING

MR. IÑIGO VÍCTOR DE ORIOL IBARRA		DIRECTOR	04-26-2006	04-26-2006	INTERIM APPOINTMENT

MS. INÉS MACHO STADLER		DIRECTOR	06-07-2006	06-07-2006	INTERIM APPOINTMENT

MR. BRAULIO MEDEL CÁMARA		DIRECTOR	06-07-2006	06-07-2006	INTERIM APPOINTMENT

MR. JOSÉ CARLOS PLA ROYO		DIRECTOR	06-07-2006	06-07-2006	INTERIM APPOINTMENT

Total number of Directors	15

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Indicate vacancies on the Board of Directors during the period:

Individual or corporate name of director	Date of vacancy
MR. IÑIGO DE ORIOL E YBARRA	04-26-2006
MR. JOSÉ ANTONIO GARRIDO MARTÍNEZ	04-26-2006
MR. JAVIER HERRERO SORRIQUETA	04-26-2006
MR. IGNACIO DE PINEDO CABEZUDO	04-26-2006
MR. CÉSAR DE LA MORA Y ARMADA	05-24-2006
MR. ANTONIO DE GARAY MORENÉS	05-24-2006
MR. ANTONIO MARÍA DE ORIOL Y DÍAZ-BUSTAMANTE	05-24-2006
MR. JESÚS MARÍA CADENATO MATÍA	06-07-2006

B.1.3.	Complete the following table about the members of the Board and each member’s status:

EXECUTIVE DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director	Position within the Company’s structure
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	NOMINATING AND COMPENSATION COMMITTEE	CHAIRMAN AND CEO

EXTERNAL PROPRIETARY DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director	Individual or corporate name of the significant shareholder represented by the director or that has proposed the nomination of the director
MR. XABIER DE IRALA ESTÉVEZ	NOMINATING AND COMPENSATION COMMITTEE	BILBAO BIZKAIA KUTXA (BBK)

MR. JOSÉ CARLOS PLA ROYO	NOMINATING AND COMPENSATION COMMITTEE	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

EXTERNAL INDEPENDENT DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director	Profile
MR. JUAN LUIS ARREGUI CIARSOLO	EXECUTIVE COMMITTEE	MALLAVIA, BISCAY, 1943. TECHNICAL ENGINEER GRADUATED FROM THE ESCUELA DE BILBAO. HOLDS A DEGREE IN NUMERICAL CONTROL FROM WANDSDORF AND A MASTERS’ DEGREE IN MICRO-MECHANICAL ENGINEERING FROM BESANÇON. CHAIRMAN OF GRUPO EMPRESARIAL ENCE, S.A., VIÑA IZADI, S.A., FORESTA CAPITAL, S.A. AND RETOS OPERATIVOS XXI, S.L., AND PARTICIPATED IN THE FOUNDING OF THE THREE LATTER COMPANIES. HE IS ALSO VICE-CHAIRMAN OF IBERDROLA, S.A., AND DIRECTOR OF GAMESA CORPORACIÓN TECNOLÓGICA, S.A. HE HAS BEEN CHAIRMAN OF GAMESA AND OF CORPORACIÓN EÓLICA CESA, S.A., WHICH HE FOUNDED, AS WELL AS CO-CHAIRMAN OF GRUPO GUASCOR.

MR. VÍCTOR DE URRUTIA VALLEJO	EXECUTIVE COMMITTEE	MADRID, 1942. DOCTORATE IN ECONOMICS FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND DEGREE IN LAW. HE IS CHAIRMAN OF COMPAÑÍA CASTELLANA DE BEBIDAS GASEOSAS, S.A. (CASBEGA) AND OF COMPAÑÍA VINÍCOLA DEL NORTE DE ESPAÑA, S.A. (CVNE), VICE-CHAIRMAN OF IBERDROLA, S.A., AND DIRECTOR OF BARCLAYS BANK, S.A., VOCENTO, S.A., NORTE DE CASTILLA, S.A. AND VIÑEDOS DEL CONTINO. HE HAS BEEN CHAIRMAN OF BEGANO, S.A., AND DIRECTOR OF CORPORACIÓN IBV, IBM ESPAÑA, BABCOCK WILCOX, S.A. AND BRIDGESTONE FIRESTONE HISPANIA, S.A.

MR. JOSÉ ORBEGOZO ARROYO	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1939. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID. HE IS A TRUSTEE OF FUNDACIÓN IBERDROLA. HE HAS HELD MANAGEMENT POSITIONS AT A NUMBER OF COMPANIES AND HAS BEEN GENERAL MANAGER OF WORSA, AS WELL AS VICE-CHAIRMAN AND CEO OF VAZMAN Y MEDEX, S.A. HE HAS ALSO BEEN A MEMBER OF THE BOARDS OF DIRECTORS OF NAVIERA GALEA, S.A., INDUMENTAL, S.A. CORPORACIÓN IBV AND OTHER COMPANIES IN THE CONSTRUCTION, METAL, SHIPPING AND FOOD INDUSTRIES.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EXECUTIVE COMMITTEE	MADRID, 1941. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE MADRID AND GRADUATE OF THE EXECUTIVE CORPORATE MANAGEMENT PROGRAM AT IESE. HE HAS BEEN MEMBER OF THE BOARD OF DIRECTORS OF VALCA, S.A., VIDRALA, S.A. AND CRISNOVA, S.A.

MR. RICARDO ÁLVAREZ ISASI	EXECUTIVE COMMITTEE	BILBAO, 1940. DOCTORATE IN INDUSTRIAL ENGINEERING FROM ESCUELA TÉCNICA-SUPERIOR DE INGENIEROS INDUSTRIALES DE BILBAO AND PROFESSOR OF ELECTRIC ENGINEERING, WITH EXTENSIVE ACTIVITY IN TEACHING AND RESEARCH. HE IS A DIRECTOR OF SEVERAL COMPANIES AND TRUSTEE OF VARIOUS FOUNDATIONS SUCH AS FUNDACIÓN IBERDROLA, FUNDACIÓN ESCUELA DE INGENIEROS DE BILBAO AND FUNDACIÓN VÍCTOR TAPIA-DOLORES SÁINZ, OF WHICH HE IS CHIEF EXECUTIVE. HE WAS DIRECTOR OF THE DYNA TECHNICAL MAGAZINE AND HAS HELD A NUMBER OF POSITIONS IN ACADEMIC AND RESEARCH INSTITUTIONS, SUCH AS DIRECTOR OF THE ESCUELA DE INGENIEROS DE BILBAO AND MEMBER OF THE STEERING COMMITTEE AND THE SOCIAL BOARD OF THE UNIVERSIDAD DEL PAÍS VASCO. HE HAS BEEN A MEMBER OF THE BOARD OF DIRECTORS OF CADEM (A BASQUE PUBLIC-SECTOR COMPANY), OF ENTE VASCO DE LA ENERGÍA (EVE) AND OF IBERDUERO, S.A., AS WELL AS EXECUTIVE GENERAL SECRETARY OF LABEIN.

MR. MARIANO DE YBARRA Y ZUBIRÍA	EXECUTIVE COMMITTEE	GETXO, BISCAY, 1947. HE IS A DIRECTOR OF CORPORACIÓN DE MEDIOS DE EXTREMADURA, S.A. HE HAS HELD A NUMBER OF MANAGEMENT POSITIONS AT VARIOUS COMPANIES SUCH AS MANUFACTURAS INDUSTRIALES, S.A., YBARRA SOROA Y CÍA, LTDA. AND NAVIERA GARCÍA-MIÑAUR, S.A.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. JOSÉ IGNACIO BERROETA ECHEVARRIA	EXECUTIVE COMMITTEE	BILBAO, 1939. DEGREE IN ECONOMICS FROM UNIVERSIDAD DEL PAÍS VASCO (SARRIKO). HE IS A MEMBER OF THE BOARD OF DIRECTORS OF CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A. AND MEMBER OF THE CÍRCULO DE EMPRESARIOS VASCOS AND OF THE CONSEJO DE LA ASOCIACIÓN PARA EL PROGRESO DE LA DIRECCIÓN (APD) ZONA NORTE. HE SPENT MOST OF HIS PROFESSIONAL CAREER AT GENERAL ELÉCTRICA ESPAÑOLA, S.A. AND FABRELEC-WESTINGHOUSE. SUBSEQUENTLY, HE JOINED BANCO DE VIZCAYA, WHERE HE WAS ASSISTANT GENERAL MANAGER, WHICH POSITION HE ALSO HELD AT BANCO BILBAO VIZCAYA (BBV). HE WAS CHAIRMAN OF BILBAO BIZKAIA KUTXA (BBK), VICE-CHAIRMAN OF THE CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORROS (CECA) AND DIRECTOR OF MANY OTHER ENTITIES, AS WELL AS MEMBER OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS SUCH AS COTEC AND THE MUSEO GUGGENHEIM BILBAO.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. JULIO DE MIGUEL AYNAT	NOMINATING AND COMPENSATION COMMITTEE	VALENCIA, 1944. DEGREE IN LAW FROM UNIVERSIDAD DE VALENCIA. HE IS A DIRECTOR OF METROVACESA, S.A., MEMBER OF THE ADVISORY COMMITTEE OF CIERVAL, OF INSTITUTO ESPAÑOL DE ANALISTAS FINANCIEROS AND OF THE BOARD OF TRUSTEES OF FERIA MUESTRARIO INTERNACIONAL DE VALENCIA, AS WELL AS OF A NUMBER OF FOUNDATIONS AND INSTITUTIONS, SUCH AS THE FUNDACIÓN UNIVERSIDAD EMPRESA (ADEIT) AND THE FUNDACIÓN DE ESTUDIOS FINANCIEROS. HE WAS CHAIRMAN OF BANCAJA, BANCO DE VALENCIA AND BANCO DE MURCIA, VICE-CHAIRMAN OF FEDERACIÓN VALENCIANA DE CAJAS DE AHORRO AND AUTOPISTAS DEL MARE NOSTRUM, S.A. (AUMAR), AND DIRECTOR OF CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA), ABERTIS INFRAESTRUCTURAS, S.A., ENAGAS, S.A., ÁUREA CONCESIONES DE INFRAESTRUCTURAS, S.A.AND THE INSTITUTO VALENCIANO DE INVESTIGACIONES ECONÓMICAS (IVIE). IN ADDITION, HE HAS BEEN CHAIRMAN OF FUNDACIÓN BANCAJA AND MEMBER OF THE BOARD OF TRUSTEES OF FUNDACIÓN PREMIOS “REY JAIME I,” AMONG OTHER ENTITIES.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. SEBASTIÁN BATTANER ARIAS	NOMINATING AND COMPENSATION COMMITTEE	SALAMANCA, 1941. DEGREE IN ECONOMICS FROM UNIVERSIDAD COMERCIAL DE DEUSTO AND IN LAW FROM UNIVERSIDAD DE VALLADOLID. HE IS A PRACTISING LAWYER AND A MEMBER OF THE BOARD OF DIRECTORS OF IBERMUTUAMUR, AS WELL AS OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS SUCH AS FUNDACIÓN DUQUES DE SORIA AND FUNDACIÓN SANTA MARÍA LA REAL DE AGUILAR DE CAMPOO. HE BEGAN HIS PROFESSIONAL CAREER AT ACEROS DE LLODIO, S.A. AND TUBOS ESPECIALES OLARRA, S.A., AND LATER HELD MANAGEMENT POSITIONS AT FINANCIAL INSTITUTIONS SUCH AS UNICAJA AND CAJA DE AHORROS DE SALAMANCA Y SORIA. HE WAS CHAIRMAN OF CAJA DUERO, GRUPO DE NEGOCIOS DUERO, S.A., LEASING DEL DUERO, S.A. AND UNIÓN DEL DUERO DE SEGUROS GENERALES Y DE VIDA, DIRECTOR OF SOCIEDAD ESPAÑOLA DE BANCA, OF CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORRO (CECA) AND OF URALITA, S.A. AND MEMBER OF THE BOARD OF TRUSTEES OF A NUMBER OF FOUNDATIONS AND INSTITUTIONS, SUCH AS UNIVERSIDAD PONTIFICIA DE SALAMANCA. HE HAS TAUGHT AT UNIVERSIDAD DE DEUSTO AND AT CENTRO TÉCNICO DE NUEVAS PROFESIONES DE SALAMANCA.

MS. INÉS MACHO STADLER	NOMINATING AND COMPENSATION COMMITTEE	BILBAO, 1959. DEGREE IN ECONOMICS FROM UNIVERSIDAD DEL PAÍS VASCO, MASTERS IN ECONOMY FROM ÉCOLE DES HAUTES ÉTUDES EN SCIENCES SOCIALES IN PARIS AND DOCTORATE IN ECONOMY (PH. D) FROM THE SAME ACADEMIC INSTITUTION AND FROM L’ÉCOLE NATIONALE DE LA STATISTIQUE ET DE L’ADMINISTRATION ÉCONOMIQUE. SHE IS THE AUTHOR OF SCORES OF BOOKS, REPORTS AND PAPERS FOCUSING ON INDUSTRIAL ECONOMY PROBLEMS, CONTRACTS AND REGULATION. SHE HAS TAUGHT AND DONE RESEARCH AT UNIVERSIDAD DEL PAÍS VASCO (BILBAO) AND UNIVERSIDAD AUTÓNOMA DE BARCELONA, AS WELL AS AT THE UNIVERSITIES OF CALIFORNIA, COPENHAGEN, LEUVEN AND MUNICH. SHE IS CURRENTLY A PROFESSOR OF ECONOMICS IN THE ECONOMICS AND ECONOMIC HISTORY DEPARTMENT OF THE UNIVERSIDAD AUTÓNOMA DE BARCELONA.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. BRAULIO MEDEL CÁMARA	NOMINATING AND COMPENSATION COMMITTEE	MARCHENA, SEVILLE, 1947. DEGREE IN ECONOMICS AND CORPORATE SCIENCES FROM UNIVERSIDAD COMPLUTENSE DE MADRID AND DOCTORATE IN ECONOMICS AND CORPORATE SCIENCES FROM UNIVERSIDAD DE MÁLAGA. PROFESSOR OF PUBLIC FINANCE AT THE UNIVERSIDAD DE MÁLAGA. HE IS CHAIRMAN OF UNICAJA SINCE ITS INCORPORATION IN 1991, AS WELL AS OF SOME OF THE COMPANIES OF GRUPO UNICAJA. HE IS ALSO CHAIRMAN OF FEDERACIÓN DE CAJAS DE AHORROS DE ANDALUCÍA AND OF AQUAGEST SUR, S.A. AND VICE-CHAIRMAN OF CONFEDERACIÓN ESPAÑOLA DE CAJAS DE AHORROS,OF WHICH HE WAS CEO UNTIL1998. HE IS A DIRECTOR OF ABERTIS INFRAESTRUCTURAS, S.A., CAJA DE SEGUROS REUNIDOS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A. AND OF THE AZVI, S.L. GROUP OF COMPANIES. HE WAS DEPUTY DIRECTOR FOR ECONOMY AND FINANCE OF THE JUNTA DE ANDALUCÍA AND HAS PUBLISHED OVER ONE HUNDRED SCIENTIFIC WORKS, INCLUDING BOOKS AND PAPERS IN SPECIALIZED PUBLICATIONS.

OTHER EXTERNAL DIRECTORS

Individual or corporate name of director	Committee that has proposed the nomination of the director
MR. IÑIGO VÍCTOR DE ORIOL IBARRA	NOMINATING AND COMPENSATION COMMITTEE

Reasons for which they cannot be considered independent or proprietary directors:

External Director Mr. Iñigo Víctor de Oriol Ibarra cannot be characterized as a proprietary Director because he does not represent and has not been nominated by the holders of significant stable interests in the share capital; he can also not be described as an independent Director because he performed executive duties in the Company until he became a member of the Board.

Indicate the changes, if any, in the type of director during the period:

Individual or corporate name of director	Date of change	Former type	Current type
MR. SEBASTIÁN BATTANER ARIAS	02-22-2006	EXTERNAL PROPRIETARY DIRECTOR	EXTERNAL INDEPENDENT DIRECTOR

B.1.4.	Indicate whether the classification of directors made in the item above is consistent with the distribution set forth in the Regulations of the Board of Directors:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The classification of Directors made in the item above is consistent with the distribution set forth in the Article 10 of the Regulations of the Board of Directors.

See the the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.5.	Indicate the powers, if any, delegated to the CEO(s):

Individual or corporate name of director	Brief description
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER, AS AN INDIVIDUAL DECISION-MAKING BODY, HAS ALL THE POWERS THAT MAY BE DELEGATED UNDER THE LAW AND THE BY-LAWS.

B.1.6.	Identify the directors who are managers or directors of companies within the listed company’s group, if any:

Individual or corporate name of director	Corporate name of entity within the group	Position
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	IBERDROLA INMOBILIARIA, S.A.	CHAIRMAN

B.1.7.	Identify the directors of your company, if any, who are directors of other companies listed on official stock exchanges in Spain other than those of your Group, that have been reported to your company:

Individual or corporate name of director	Listed company	Position
MR. JUAN LUIS ARREGUI CIARSOLO	GRUPO EMPRESARIAL ENCE, S.A.	CHAIRMAN
MR. JUAN LUIS ARREGUI CIARSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	DIRECTOR
MR. VÍCTOR DE URRUTIA VALLEJO	COMPAÑÍA VINICOLA DEL NORTE DE ESPAÑA, S.A.	CHAIRMAN
MR. VÍCTOR DE URRUTIA VALLEJO	VOCENTO, S.A.	DIRECTOR
MR. JOSÉ IGNACIO BERROETA ECHEVARRIA	CONSTRUCCIONES Y AUXILIAR DE FERROCARRILES (CAF), S.A.	DIRECTOR
MR. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	DIRECTOR
MR. BRAULIO MEDEL CÁMARA	ABERTIS INFRAESTRUCTURAS, S.A.	DIRECTOR

B.1.8.	Complete the following tables regarding the aggregate compensation of Directors accrued during the fiscal year:

a) In the Company which is the subject matter of this report:

Compensation item	Data in thousands of Euros
Fixed compensation	2,150
Variable compensation	2,111
Daily fees	707
Token payments	4,141
Share options and/or other financial instruments	0
Other	136
Total:	9,245

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	1,449
Guarantees given by the company for the benefit of directors	16,217

b) On account of membership by the Company’s directors on other boards of directors and/or in the top management of Group companies:

Compensation item	Data in thousands of Euros
Fixed compensation	0
Variable compensation	0
Daily fees	39
Token payments	0
Share options and/or other financial instruments	0
Other	0
Total:	39

Other benefits	Data in thousands of Euros
Advances	0
Loans granted	0
Pension funds and plans: Contributions	0
Pension funds and plans: Contracted obligations	0
Life insurance premiums	0
Guarantees given by the company for the benefit of directors	0

c) Total compensation by type of director:

Type of director	Per company	Per group
Executive	4,985	27
External Proprietary	597	0
External Independent	3,080	0
Other External	583	12
Total:	9,245	39

d) As a percentage of the profits attributable to the controlling company:

Total compensation of directors (in thousands of Euros)	9,284
Total compensation of directors / profits attributable to the controlling company (as a %)	0.559

B.1.9.	Identify the members of the Company’s senior management who are not executive directors and state the total compensation accruing to them during the fiscal year:

Individual or corporate name	Position
MR. FEDERICO SAN SEBASTIÁN FLECHOSO	SECRETARY OF THE BOARD
MR. JULIÁN MARTÍNEZ-SIMANCAS SÁNCHEZ	GENERAL SECRETARY AND VICE-SECRETARY OF THE BOARD
MR. JOSÉ LUIS SAN PEDRO GUERENABARRENA	DIRECTOR OF OPERATIONS
MR. JOSÉ SÁINZ ARMADA	DIRECTOR OF ECONOMY AND FINANCE
MR. FERNANDO BECKER ZUAZUA	DIRECTOR OF CORPORATE RESOURCES
MR. JOSÉ LUIS DEL VALLE DOBLADO	DIRECTOR OF STRATEGY AND DEVELOPMENT
MR. LUIS JAVIER ARANAZ ZUZA	DIRECTOR OF INTERNAL AUDIT
MR. FRANCISCO MARTÍNEZ CÓRCOLES	DIRECTOR OF DEREGULATED BUSINESS SPAIN

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

MR. JAVIER VILLALBA SÁNCHEZ	DIRECTOR OF REGULATED BUSINESS SPAIN
MR. XABIER VITERI SOLAÚN	DIRECTOR OF RENEWABLE ENERGY
MR. GONZALO PÉREZ FERNÁNDEZ	DIRECTOR FOR LATIN AMERICA
MR. JOAQUÍM PINA MOURA	DEPUTY TO THE CHAIRMAN

Total senior management compensation (in thousands of Euros)	10,049

B.1.10.	Identify, on an aggregate basis, if there are indemnity or “golden parachute” provisions for the benefit of senior management, including executive directors, of the Company or its Group in the event of dismissals or changes of control. Indicate whether such agreements must be reported to and/or approved by the decision-making bodies of the Company or its Group:

Number of beneficiaries	13

	Board of Directors	Shareholders (at the General Shareholders’ Meeting)
Decision-making body approving the clauses	X

	YES	NO
Is information about these clauses provided to the shareholders at the General Shareholders’ Meeting?		X

B.1.11.	Describe the process to set the compensation of the members of the Board of Directors and the relevant provisions of the By-Laws with regard thereto.

As provided by Article 50 of the By-Laws, the compensation of the Board of Directors’ members is established such that it does not exceed 2% of consolidated group profits, which are annually submitted for approval by the shareholders at the General Shareholders’ Meeting.

Article 34.2(d) of the By-Laws provides that one of the powers of the Board of Directors is to “set the compensation of the members of the Board of Directors, after a report from the Nominating and Compensation Committee.”

In turn, Article 45.2 of the By-Laws provides that the Nominating and Compensation Committee has, among other powers, the power to:

“d) Propose to the Board of Directors the system and amount of annual Director compensation.”

“f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.”

Finally, Article 50 of the By-Laws governs the compensation of Directors in the following terms:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

“1. The Company shall allocate as an expense an amount equal to up to two (2%) percent of consolidated group profits obtained during the fiscal year for the following purposes:

a) To compensate the members of the Board of Directors based on the offices held, and dedication to and attendance of meetings of the corporate decision-making bodies.

b) To endow a fund to meet the obligations of the Company regarding pensions or the payment of Life Insurance premiums in favor of current and former members of the Board of Directors.

The allocation of the maximum limit of two percent shall only occur if profits for the fiscal year are sufficient to cover legal and other mandatory reserves and the issuance to the shareholders of a dividend of at least four percent.

2. Independently of the provisions of the foregoing paragraph, and subject always to the approval of the shareholders, the compensation of the members of the Board of Directors may also consist of the delivery of shares or options thereto, as well as a payment which takes as its reference the value of the Company’s shares.

3. All rights and duties arising from membership on the Board of Directors shall be compatible with all other rights, duties and indemnification to which the Director may be entitled by reason of other employment or professional relationships, if any, that such Director may have with the Company.”

Article 30.2 of the Regulations of the Board of Directors provides that, within the above-mentioned limits, “the Board of Directors shall ensure that the compensation payable to the Directors is commensurate with the compensation paid at similarly-sized companies carrying on similar business in the market and with the same dedication to the Company.”

Finally, pursuant to Article 30.3 of the above-mentioned Regulations, “the Board of Directors shall ensure that the amount of the compensation of independent Directors is such that it provides incentives to their dedication while not risking their independence.”

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.12.	Indicate the identity of the members of the Board of Directors, if any, who are also members of the board of directors or managers of companies that hold a significant interest in the listed company and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of significant shareholder	Position
MR. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	CHAIRMAN OF BBK

MR.JOSÉ CARLOS PLA ROYO	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	CHAIRMAN OF BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS, AND DIRECTOR OF AFP BBVA PROVIDA

Describe, if applicable, any significant relationships other than the ones contemplated in the prior item, of the members of the Board of

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Directors linking them to significant shareholders and/or in companies within its Group:

Individual or corporate name of director	Individual or corporate name of significant shareholder	Description of relationship
MR. XABIER DE IRALA ESTÉVEZ	BILBAO BIZKAIA KUTXA (BBK)	PROPRIETARY DIRECTOR OF IBERDROLA NOMINATED BY BBK

MR. JOSÉ CARLOS PLA ROYO	BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (BBVA)	PROPRIETARY DIRECTOR OF IBERDROLA NOMINATED BY BBVA

B.1.13.	Indicate the amendments made during the fiscal year to the Regulations of the Board of Directors, if any.

The Regulations of the Board of Directors were not amended in fiscal year 2006.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.14.	Indicate the procedures for the appointment, re-election, evaluation and removal of Directors. List the competent bodies, the procedures to be followed and the criteria applied in each of such procedures.

1. APPOINTMENT AND REMOVAL OF DIRECTORS

Pursuant to the By-Laws, the shareholders at the General Shareholders’ Meeting will decide the appointment and removal of Directors (Article 17.1.a).

Vacancies which occur may, in turn, be filled by the Board of Directors on an interim basis until the next General Shareholders’ Meeting, whereat the shareholders shall confirm the appointments or elect the persons who should replace Directors which are not ratified, or it shall withdraw the vacant positions (Article 48.3 of the By-Laws).

Finally, the Nominating and Compensation Committee shall bring Director designation proposals to the Board of Directors for the appointment thereof and subsequent submission to a decision by the shareholders at the General Shareholders’ Meeting, at the request of the Chairman or any other member of the Board of Directors (Article 3.2 of the Regulations of the Nominating and Compensation Committee).

The Board of Directors (and the Nominating and Compensation Committee within its area of authority) shall endeavor to ensure that the candidates proposed to the shareholders at the General Shareholders’ Meeting for their appointment as Directors, and the Directors directly appointed by the Board to fill vacancies in the exercise of its power to make interim appointments, will be persons widely recognized for their expertise, competence and experience, and shall be particularly rigorous in connection with the selection of those persons who are to hold office as independent Directors (Article 13 of the Regulations of the Board of Directors).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The Nominating and Compensation Committee, at the request of the Board of Directors, will select possible candidates who might be appointed as Directors of the Company, and will present their proposals to the Board of Directors through the Chairman of such Board of Directors, in accordance with the procedure set forth in Article 14 of the Regulations of such Committee:

- The Committee must verify that all candidates for Director of the Company meet the general requirements provided by statute, the By-Laws and in the Regulations of the Board of Directors of the Company.

- In the case of candidates for the position of independent Director, the Committee must verify compliance with the specific requirements for this type of Director provided in the By-Laws and in the Regulations of the Board of Directors, and gather adequate information regarding the personal qualities, experience, knowledge, and effective availability of the candidates.

- The Committee must present the Board of Directors with a well-reasoned report containing its proposal for the appointment of Directors for the designation thereof by the shareholders at the General Shareholders’ Meeting or, if applicable, by the Board of Directors itself in use of its powers to fill vacancies by interim appointment.

The proposals that the Committee submits to the Board of Directors must contain an evaluation of the qualities of the various candidates and assign them to one of the four categories of directors contemplated by the By-Laws of the Company.

2. RE-ELECTION OF DIRECTORS

Pursuant to Article 16.1 of the Regulations of the Board of Directors, the proposals for re-election of Directors that the Board of Directors resolves to submit to the decision of the shareholders at the General Shareholders’ Meeting will be subject to a formal process of elaboration, which shall include a report issued by the Nominating and Compensation Committee.

Article 15 of the Regulations of the Nominating and Compensation Committee provides that, prior to the end of the term for which a Director has been appointed, the Committee must examine the advisability of their re-election, as well as their continuance, if applicable, on the Committee of the Board of Directors of which such Director is a member.

For the foregoing purposes, the Committee must verify that the Director to be re-elected continues to meet the above-mentioned requirements, as well as evaluate the quality of work and dedication to his position during his previous term of office.

Once the procedure described above has been completed, the Committee must present a well-reasoned report to the Board of Directors with its proposal regarding the re-election of Directors.

3. EVALUATION OF DIRECTORS

Pursuant to Article 27.1 of the Regulations of the Board of Directors, the Board of Directors must evaluate, on an annual basis, its operation and the quality of its work.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In compliance with the aforementioned article, the Board of Directors has conducted a self-evaluation and the following substantial issues have been analyzed:

3.1. Corporate Governance and transparency: Following the extensive amendment of internal corporate governance regulations undertaken in fiscal year 2004, the Board continued with the on-going implementation of measures to improve and update corporate governance in 2006. Thus, at the proposal of the Board, the shareholders acting at the General Shareholders’ Meeting held on March 30, 2006 approved the resolution to amend the By-Laws and the Regulations for the General Shareholders’ Meeting in order to bring the contents thereof into line with the amendments to the Companies Law made by Law 19/2005 of November 14 on European companies domiciled in Spain, as well as to remove the minimum number of shares requirement to be entitled to attend the General Shareholders’ Meeting. Also, the Board of Directors has executed the Chairman Succession Plan, the number of its members has been reduced to 15, and new independent Directors have joined the Board, one of them a woman.

The Board of Directors has also studied in depth the new corporate governance recommendations included in the Uniform Good Governance Code published by the National Securities Market Commission [Comisión Nacional del Mercado de Valores] (CNMV) in May 2006 and as a result of such analysis, has made the respective proposals to the shareholders acting at the General Shareholders’ Meeting for the amendment of the By-Laws and the Regulations for the General Shareholders’ Meeting. It has also approved the respective amendments to the Regulations of the Board of Directors and the Regulations of its Committees, making them contingent upon the shareholders acting at the General Shareholders’ Meeting approving the proposed amendment to the By-Laws and the Regulations for the General Shareholders’ Meeting.

The activities of the Board of Directors have at all times complied with the Law, the By-Laws and the Regulations of the Company.

3.2. Frequency of meetings: The Board of Directors has held periodic meetings at the minimum intervals set forth in Article 27.1 of the Regulations of the Board. Specifically, 13 meetings were held during fiscal year 2006. For ordinary sessions, the Board itself establishes a schedule at the beginning of the fiscal year in order for the Directors to know beforehand the dates on which the ordinary meetings will be held, without prejudice to notice of such meetings being given again at least three days in advance of the date set therefor, when a formal call to the meeting is issued.

There was an ample majority of Directors present at Board of Directors’ meetings in fiscal year 2006, with overall attendance averaging 95% (185 attendances out of 195 possible attendances), notwithstanding some justified absences. Specifically, of the 15 Directors on the Board of Directors, eight Directors attended all meetings and five Directors were absent at one meeting, one Director was absent at two meetings and one Director at three meetings. It should be pointed out that no meeting of the Board was held without the presence of the Chairman and CEO or the Secretary of the Board of Directors.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The Executive Committee, the Audit and Compliance Committee, and the Nominating and Compensation Committee held 22, 11 and 5 meetings, respectively, as described in section B.1.23 of this report, to discuss their business.

3.3. Proceedings at the Board’s meetings: During the meetings, the Directors have given their opinions and have freely stated their position with regard to the various matters discussed and have actively participated in the decisions and deliberations of the Board or, when necessary, they have left the meeting and refrained from participating therein.

3.4. Information available to the Directors and dedication: All meetings of the Board and meetings of the Committees have been called sufficiently in advance and had their respective Agenda. All Directors have timely received full information of the business transacted and the resolutions adopted at the various meetings, have had the chance to obtain the additional information they have deemed necessary and have devoted to their duties the time and effort required to discharge them effectively.

3.5. Duties of the Chairman and of the Secretary of the Board: The Chairman of the Board of Directors has effectively coordinated the operations of the Board and has encouraged debate at the meetings. The Board has also regarded as positive the performance of the Secretary of the Board, who has complied with the duties assigned to him under Article 22 of the Regulations of the Board of Directors, by channeling the relationships between the Company and the Directors in all matters relating to the operations of the Board. In addition, during fiscal year 2006, the Board of Directors has appointed a Vice-Secretary, who is also the General Secretary, and whose performance has also been regarded as positive by the Board of Directors.

3.6. Relationships between the Board and the Committees: The three Committees periodically report to the Board of Directors on their activities and the business discussed and the decisions adopted at their meetings, as provided by Article 24.5 of the Regulations of the Board (as far as the Executive Committee is concerned), Article 20 of the Regulations of the Audit and Compliance Committee, and Article 19.1 of the Regulations of the Nominating and Compensation Committee.

In this connection, the Audit and Compliance Committee has prepared a report on the activities carried out during fiscal year 2006, which was approved by the Board of Directors at its meeting held on February 20, 2007 and which will be made available to the shareholders in connection with the call to the General Shareholders’ Meeting for fiscal year 2007. For its part, the Nominating and Compensation Committee has submitted to the Board a comprehensive report on its activities during fiscal year 2006.

The Audit And Compliance Committee also approved, at its meeting of July 18, 2006, an assessment of the level of compliance by each Committee with the Uniform Good Governance Code of May 19, 2006, as well as with the action plan resulting from the self-assessment conducted by the Committee in 2005, the conclusions of which were submitted to the Chairman and CEO.

3.7. Training of Directors: In order to help Directors keep abreast of the latest developments, presentations have been made on matters such as the latest news as to regulation of the industry, and the applicable rules,

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

regulations and recommendations in the area of Corporate Governance. In particular, as mentioned above, the Board of Directors has analyzed the Uniform Good Governance Code in depth.

3.8. Strategy: Within the scope of the duties of general supervision and strategic guidance of the Company entrusted to the Board of Directors, the 2002-2006 Strategic Plan has been regularly monitored at its meetings. In addition, on October 3, 2006, the Board approved a new Strategic Plan for the 2007-2009 period.

In sum, the Board of Directors believes that, in fiscal year 2006, it has performed its duties in accordance with the Law, the By-Laws and its internal Regulations, achieving transparency and efficiency in its operations.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.15.	Indicate the circumstances under which the resignation of Directors is mandatory.

Pursuant to Article 48.1 of the By-Laws, the Directors shall serve in their positions for a term of five (5) years, so long as the shareholders do not resolve to remove or dismiss them and they do not resign from their position.

In particular, the Directors should submit their resignation from the position and formalize their withdrawal upon the occurrence of any of the instances of incompatibility or prohibition against performing the duties of director provided by Law, as well as the events in which the Regulations of the Board of Directors so provide.

In this connection, Article 17.2 of the Regulations of the Board of Directors sets forth that the Directors shall tender their resignation to the Board of Directors and formally resign from their position in the following cases:

a) When they reach the age of seventy (70).

b) When they are involved in any circumstance of incompatibility or prohibition governed by provisions of a general nature or set forth in Article 12 of the Regulations of the Board of Directors (*).

c) When, as a result of any acts attributable to the Director in his capacity as such, serious damage is caused to the value of the Company or the Director ceases to deserve the commercial and professional respect required to hold the position of Director of the Company.

d) When they are seriously reprimanded by the Board of Directors because they have breached their duties as Directors and such reprimand is approved by a two-thirds majority of the members of the Board at the proposal of the Audit and Compliance Committee.

e) When their continuance in office on the Board may jeopardize the interests of the Company or when the reasons why the Director was appointed cease to exist and, in any case, when a proprietary Director (representing a major shareholder) transfers his shareholding in the Company and when an independent Director is affected, at any time following his appointment as such, by any of the prohibitions to hold office provided for in section two of Article Ten of the Regulations of the Board of Directors.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

(*) Article 12 of the Regulations of the Board of Directors:

The following may not be appointed Directors:

a) Domestic or foreign companies competing with the Company in the energy industry, or the directors or senior managers thereof.

b) Persons holding the position of director in more than four (4) companies with shares trading on domestic or foreign securities exchanges.

c) Persons who, during the two (2) years prior to their appointment, have occupied high-level positions in the government which are incompatible with the simultaneous performance of the duties of a director of a listed company under national or autonomous community legislation, or positions of responsibility with entities regulating the energy industry, the securities markets or other industries in which the Company operates.

d) Persons who are under any other circumstance of incompatibility or prohibition governed by provisions of a general nature.

In fiscal year 2006, Messrs. Iñigo de Oriol Ybarra, José Antonio Garrido Martínez, Javier Herrero Sorriqueta, Ignacio Pinedo Cabezudo, César de la Mora y Armada, Antonio Garay Morenés, Antonio María de Oriol y Díaz- Bustamante and Jesús María Cadenato Matía formalized their resignations as Directors. The respective effectiveness dates of their resignations are set forth in section B.1.2. of this report.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.16.	Explain whether the powers of the top executive of the Company are vested in the Chairman of the Board. If so, indicate the measures that have been taken to mitigate the risks of accumulation of powers in a single person:

YES  ☒            NO  ☐

At its April 26, 2006 meeting, the Board of Directors of Iberdrola resolved to implement and carry out the resolution adopted by the Board at the meeting held on April 20, 2005, whereby Mr. José Ignacio Sánchez Galán was appointed Chairman of the Board of Directors, thus replacing Mr Iñigo de Oriol Ybarra in that position, who continued to act as Chief Executive Officer.

The Chairman and CEO, as Individual Decision-Making Body, has all the powers which may be delegated under the Law and the By-Laws.

The main measures adopted to mitigate the risks of accumulation of powers are:

- The duties attributed to the Executive Committee (Article 43 of the By-Laws and the delegation resolution adopted by the Board of Directors at the meeting held on July 3, 1991).

- The duties attributed to the Audit and Compliance Committee and to the Nominating and Compensation Committee (Articles 44 and 45 of the By-Laws).

- The general risk policy and the risk management systems described in sections D.1 and D.2 of this report, developed on the basis of the general duty of supervision assigned to

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

the Board of Directors, which is required to identify the main risks to which the Company is exposed and to organize appropriate internal monitoring and information systems [Article 7.5(c) of the Regulations of the Board of Directors].

- The activities of cooperation and support entrusted to the Management Committees within the framework of the general risk policy, as set forth in section D.4 of this report.

In addition, we must take into account the following powers granted to the Directors under the Regulations of the Board:

- All and every Director may contribute to the scheduling of the Board meetings, because “Prior to the commencement of each fiscal year, the Board of Directors shall set a schedule for its ordinary meetings” (Article 27.2).

- The Board of Directors shall also meet when the Chairman resolves to call an extraordinary meeting thereof, and “when such extraordinary meeting is requested by one-fourth of the Directors” (Article 27.3).

- The Chairman shall decide on the agenda for the meeting, but shall be required to include therein the matters requested by the Directors “when such request has been made by at least three (3) Directors not less than ten (10) days in advance of the date set for the meeting” (Article 27.5).

- Directors have “the broadest powers to obtain information regarding any aspect of the Company, to examine its books, records, documents and other records of corporate transactions, to inspect its facilities, and to communicate with the senior-level managers of the Company,” the exercise of which powers of information shall first be channeled through the Chairman, the Chief Executive Officer or the Secretary (Article 31).

- Any Director “may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company” in order to be assisted in the performance of his duties, which request shall be channeled through the Chairman or the Secretary, who may subject it to the prior approval of the Board of Directors (Article 32).

Finally, it must also be stressed that no qualified majorities are required to resolve the removal of the Chairman when the Board deems it necessary. Therefore, the Board’s power of censure with respect to the Chairman could materialize through a resolution for removal of the Chairman, which could be adopted upon a simple majority.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.17.	Are qualified majorities, different from the statutory majorities, required to adopt any type of decision?

YES   ☒            NO  ☐

Describe the method used by Directors to adopt resolutions, including at least the minimum quorum required to hold a valid meeting and the kind of majorities required to adopt resolutions:

Adoption of resolutions

Description of resolution	Quorum	Type of majority
Amendment of the Regulations of the Board of Directors (Art. 29.4.b of the Regulations of the Board).	One-half plus one of the Directors	Two-thirds of the Board members present in person or by proxy

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

B.1.18.	Explain whether there are specific requirements, other than the requirements relating to Directors, to be appointed Chairman.

YES  ☐            NO  ☒

Description of requirements

B.1.19.	Does the Chairman have a tie-breaking vote?

YES  ☐            NO  ☒

Business to which the tie-breaking vote applies

B.1.20.	Indicate whether the By-Laws or the Regulations of the Board of Directors set forth any age limit for directors:

YES  ☒            NO  ☐

Age limit for the Chairman	70
Age limit for the CEO	65
Age limit for directors	70

B.1.21.	Indicate whether the By-Laws or the Regulations of the Board of Directors establish any limit on the term of office for independent directors:

YES  ☐             NO  ☒

Maximum term of office	0

B.1.22.	Indicate whether there are formal procedures for proxy-voting at meetings of the Board of Directors. If so, briefly describe them.

Pursuant to Articles 40.2 of the By-Laws and 29.2 and 33.2.(b) of the Regulations of the Board of Directors, Directors shall use their best efforts to attend the meetings of the Board and, when unable to attend in person, they shall attempt to give a proxy to another Director, to whom they shall give any appropriate instructions.

The proxy shall be a special proxy for the Board meeting in question, and may be communicated by any of the means to call a meeting of the Board, i.e., letter, fax, telegram, e-mail or any other means.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

B.1.23.	Indicate the number of meetings that the Board of Directors has held during the fiscal year. In addition, specify the number of meetings, if any, at which the Chairman was not in attendance:

Number of meetings of the Board	13
Number of meetings of the Board at which the Chairman was not in attendance	0

Indicate the number of meetings held by the different committees of the Board of Directors during the fiscal year:

Number of meetings of the Executive Committee	22
Number of meetings of the Audit Committee	11
Number of meetings of the Nominating and Compensation Committee	5
Number of meetings of the Strategy and Investment Committee	0
Number of meetings of the Committee	0

B.1.24.	Indicate whether the annual individual financial statements and the annual consolidated financial statements that are submitted to the Board of Directors for approval have been previously certified:

YES  ☒            NO  ☐

Identify, if applicable, the person/persons that has/have certified the annual individual and consolidated financial statements of the Company for their preparation by the Board:

Name	Position
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	CHAIRMAN & CEO

MR. JOSÉ LUIS SAN PEDRO GUERENABARRENA	DIRECTOR OF OPERATIONS

B.1.25.	Explain the mechanisms, if any, adopted by the Board of Directors to avoid any qualifications in the audit report on the annual individual and consolidated financial statements submitted to the General Shareholders’ Meeting and prepared by the Board of Directors.

Pursuant to Article 44.2 of the By-Laws, the Audit and Compliance Committee is vested with the following powers and duties, among others:

- Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

- Receive information from the Auditors regarding matters that might risk the independence thereof which are related to the auditing procedure and generally regarding any other information provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

In addition, Article 47.5 of the Regulations of the Board of Directors sets forth that “the Board of Directors shall use its best efforts to definitively prepare the financial statements such that there is no room for comments by the auditor. However, when the Board believes that its opinion must prevail, it shall provide a public explanation of the content and scope of the discrepancy.”

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In addition, Article 5.c) of the Regulations of the Audit and Compliance Committee contemplates, among the main duties of such Committee, related to the audit of the accounts the power to “review the contents of the Auditors’ Reports, prior to the issuance thereof, in order to avoid qualified reports, and act as a liaison between the Board of Directors and the Auditors.”

In practice, this duty is performed by such Committee continuously over the fiscal year by means of the reports it submits to the Board of Directors on the interim economic and financial information of the Company presented on a quarterly basis to the National Securities Market Commission (CNMV).

The reports of the Audit and Compliance Committee, presented by its Chairman to the Board of Directors as a whole before the approval of the information, are mainly intended to disclose such aspects, if any, as may give rise to qualifications in the Audit Report of Iberdrola and its consolidated group, making the appropriate recommendations to avoid any such qualifications.

Accordingly, the Audit and Compliance Committee has submitted the following reports to the Board of Directors related to the economic and financial information of the Company to be filed with the CNMV for fiscal year 2006:

- Report dated April 26, 2006, on the economic and financial information related to Q1 2006.

- Report dated July 19, 2006, on the economic and financial information related to H1 2006.

- Report dated October 17, 2006, on the economic and financial information related to Q3 2006.

- Report dated February 19, 2007 on the annual financial statements of Iberdrola and its Consolidated Group for fiscal year 2006.

As disclosed in the information about Iberdrola included in the web page of the CNMV (www.cnmv.es), the audit reports on the annual financial statements prepared by the Board of Directors have been issued without qualifications.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.26.	Describe the measures adopted so that the information released to the securities markets is transmitted in an equitable and symmetric way.

Article 46.1 of the Regulations of the Board of Directors provides that the Board shall “immediately inform the public regarding:

a) All relevant facts that might materially influence the stock exchange prices of securities issued by the Company.

b) All changes in the Company’s ownership structure, such as fluctuations in significant direct or indirect interests, voting trusts and other forms of coalition of which the Board has had notice.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

c) All substantial amendments to the Company’s governance rules and regulations.

d) The policies, if any, in the area of treasury stock that the Company intends to pursue on the basis of any approvals granted by the shareholders at the General Shareholders’ Meeting.

e) All changes to the composition and to the rules of organization and operation of the Board and the Committees thereof, or to the duties and positions of each Director in the Company, as well as any other modification relevant to the corporate governance system.”

In addition, Article 46.2 of the Regulations of the Board of Directors provides that “The Board of Directors shall adopt appropriate measures to ensure that the semi-annual, quarterly and any other financial information that it may be prudent to make available to the Securities Markets is prepared in accordance with the same principles, standards and professional practices used to prepare the annual financial statements and is as reliable as such financial statements. For this latter purpose, such information shall be reviewed by the Audit and Compliance Committee.”

In this respect, the most significant events related to the Company and all the relevant information released (which might have an effect on the listing) is first communicated to the National Securities Market Commission (CNMV) as a significant event. In addition, as a result of the operation of Scottish Power Plc (Scottish Power), and following the principle of symmetry, any information released in the Spanish securities market is simultaneously sent to the Take Over Panel in the United Kingdom and to the Securities Exchange Commission (SEC) in the United States.

Once the information has been sent to the CNMV, the Take Over Panel and the SEC through the appropriate channel, it is forwarded to analysts and to the main media, international, local and regional information agencies and posted on the company’s website (www.iberdrola.com). For such purposes, all the information given to the media, agencies and analysts is released at the same time.

During fiscal year 2006, all quarterly submissions of results and all extraordinary submissions relating to the operation of Scottish Power and the Strategic Plan were re-transmitted live via the Internet through the Company’s website, with both image and sound and simultaneous translation into English, as well as by telephone, in accordance with the recommendations of the National Securities Market Commission. In the case of Scottish Power, the legal requirements laid down in United Kingdom and United States regulations were complied with first.

Likewise, following the recommendations of the National Securities Market Commission, the website has continued to allow direct access to the recordings of the complete event of submission of results during a term of 3 months until the following quarterly publication. In the case of the submission of the Strategic Plan, access thereto in all its formats, and to the related documentation was also made available for 3 months.

In addition, the company plans to provide access to the Scottish Power submission in all its formats and to the documentation relating to the Iberdrola-Scottish Power integration project for at least another 3 months, which period may be extended.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.27.	Is the Secretary of the Board of Directors a Director?

YES  ☐            NO  ☒

B.1.28.	Indicate the mechanisms, if any, used by the Company to preserve the independence of the auditors, the financial analysts, the investment banks and the rating agencies.

1. MECHANISMS TO PRESERVE THE INDEPENDENCE OF THE AUDITOR

Iberdrola’s “Auditor Hiring Policy,” approved by the Audit and Compliance Committee at its meeting of November 23, 2005, contains the internal regulations of the Company that have been established in order to preserve the independence of the Auditor in its review of the Company’s annual financial statements.

Within the framework of this policy, the Committee has resolved that the proposal to the Board for appointment of the auditor of the Company’s annual financial statements for the 2006-2008 period be implemented by means of a competition among firms meeting the requirements that the Committee has established in the past in order for them to qualify as auditor of Iberdrola and its Group.

In the terms and conditions for the competition, the Committee required that participating firms provide, among other documentation, a description of the general procedures and internal policies to safeguard independence existing in the firm, both locally and worldwide, and the certification of the independence of the firm as a whole and of the members of the team who would participate in the audit process, as an essential requirement to participate in the competition.

The Committee proposed to the Board of Directors, for submission to the shareholders acting at the General Shareholders’ Meeting, the appointment of the firm “Ernst & Young.”

The competition procedure has been chosen as the most transparent, efficient and equitable selection procedure, within the framework of the Auditor Hiring Policy of the Iberdrola Group.

Moreover, Article 44.2.e) of the By-Laws provides that one of the powers of the Audit and Compliance Committee is to “receive information from the Auditors regarding matters that might risk the independence thereof.”

In addition, Article 47.3 of the Regulations of the Board of Directors provides that “The Audit and Compliance Committee shall not submit a proposal to the Board of Directors, and the Board of Directors shall not submit a proposal to the General Shareholders’ Meeting, for appointment as the Company’s Auditor of an audit firm when it has evidence:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

(i) that such firm is affected by any circumstance of incompatibility pursuant to the legal provisions governing audits, or

(ii) that the fees that the Company intends to pay it for any and all services are greater than five (5%) percent of its total income during the last fiscal year.”

Article 5(b) of the Regulations of the Audit and Compliance Committee provides that one of the main duties of such Committee will be to “ensure the independence of the auditors.” To such end, the Committee establishes a number of control mechanisms, such as:

- Requiring an annual certificate of independence of each of the Iberdrola Group’s audit firms, which includes both the firm as a whole and the members of the team that participate in the audit process.

- Prior authorization by the Committee of all work other than audit work, according to a procedure approved, at the proposal of the Committee, by the Company’s Board of Directors at its meeting of March 26, 2003. In granting such prior authorization, the Committee takes into account:

1. The nature of the engagement.

2. An estimate of the fees and hours to be billed.

3. The reason for which the organization recommends that the professional services to be retained might or should be provided by the audit firm in question.

4. The procedure set forth to award the contract: either a request for quotations, by default, or by direct negotiation after a showing that there is no equivalent alternative.

5. An express statement that there is no circumstance or consideration that should be taken into account by the Committee to assess the independence of the auditor.

- The annual evaluation of the auditor, in which various aspects of its work are assessed, and specifically, the existence of any circumstance that may jeopardize its independence.

- The analysis of the quality assurance and independence safeguarding internal procedures implemented by the audit firms.

- The establishment of guidelines for the segregation of responsibilities at the time of retaining the auditors; therefore, after the auditor has been appointed by the shareholders acting at the General Shareholders’ Meeting, the audit contract is negotiated by the Procurement Division of Iberdrola, which reports to the Economy and Finance Division. This interaction is independent of the one carried out during the audit process, which is the responsibility of the Control Division, reporting to the Operations Division of the Company.

- The rotation of partners and managers of the audit firm.

2. MECHANISMS TO PRESERVE THE INDEPENDENCE OF FINANCIAL ANALYSTS, INVESTMENT BANKS AND RATING AGENCIES

The principles on which the relation of the Company with financial analysts, investment banks and rating agencies is based are transparency and non-discrimination. The Economy and Finance Division coordinates the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

relations with them and deals with all their requests for information and with the requests submitted by institutional or retail investors (in the case of retail investors, through the Office of the Shareholder). In addition, a minority shareholder service is already in place. Mandates to the Investment Banks are granted by the Economic and Financial Division. The Strategy and Development Division grants the appropriate advisory mandates to the Investment Banks within the area of its activities and in coordination with the Economic and Financial Division.

The independence of financial analysts is protected by the existence of a specific Division in charge of dealing with analysts. This guarantees an objective, fair and non-discriminatory treatment of analysts.

To actualize the principles of transparency and non-discrimination, always in strict compliance with regulations regarding the Securities Market, the Company has a number of communication channels:

- Personalized assistance for Analysts, Investors and Rating Agencies.

- Publication of the information relating to quarterly results and other specific events, such as that relating to the submission of the Strategic Plan or to corporate transactions.

- E-mail through the web page (accionistas@iberdrola.com) and a toll-free line for shareholders (900 100 019).

- Presentations either in person or re-transmitted over the telephone and Internet.

- Release of announcements and news.

- Visits to Company facilities.

All this information is also available on the company’s website (www.iberdrola.com). There is also a document delivery system available for the shareholders and investors registered in the databases for such purpose.

See the the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.29.	Indicate whether the audit firm performs other non-audit work for the Company and/or its Group. If so, state the amount of the fees paid for such work and the percentage they represent of the aggregate fees charged to the Company and/or its Group.

YES  ☒            NO  ☐

	Company	Group	Total
Amount of other non-audit work (thousands of Euros)	182	472	654
Amount of non-audit work/ Aggregate amount billed by the audit firm (%)	19.220	16.140	16.893

B.1.30.	Indicate the consecutive number of years for which the current audit firm has been auditing the annual financial statements of the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Company and/or its Group. In addition, please state the percentage represented by such number of years with respect to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	1	1

	Company	Group
Number of years audited by the current audit firm / Number of years in which the company has been audited (%)	7.143	7.143

B.1.31.	Indicate the interests of members of the Board of Directors in the share capital of companies that engage in the same, similar or complementary activities, both with respect to the company and its group, and which have been reported to the company. In addition, state the position or duties of such Directors in such companies:

Individual or corporate name of director	Name of company in which shares are held	% interest	Position or duties
MR. JUAN LUIS ARREGUI CIARSOLO	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0.465	DIRECTOR
MR. JOSÉ ORBEGOZO ARROYO	FANOX ELECTRONIC, S.L.	4.820	NONE
MR. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	ENDESA, S.A.	0.000	NONE
MR. LUCAS MARÍA DE ORIOL LÓPEZ-MONTENEGRO	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	1.450	NONE
MR. JULIO DE MIGUEL AYNAT	METROVACESA, S.A.	0.001	DIRECTOR
MR. SEBASTIÁN BATTANER ARIAS	GAMESA CORPORACIÓN TECNOLÓGICA, S.A.	0.001	NONE
MR. IÑIGO VÍCTOR DE ORIOL IBARRA	EMPRESA DE ALUMBRADO ELÉCTRICO DE CEUTA, S.A.	0.000	DIRECTOR
MR. BRAULIO MEDEL CÁMARA	ABERTIS INFRAESTRUCTURAS, S.A.	0.001	DIRECTOR

B.1.32.	Indicate whether there is any procedure for Directors to hire external advisory services, and if so, describe it:

YES  ☒            NO  ☐

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Description of procedure

Procedure set forth in Article 32 of the Regulations of the Board of Directors:

1. In order to be assisted in the performance of his duties, any Director may request the hiring of legal, accounting, technical, financial, commercial or other expert advisors, whose services shall be paid for by the Company.

The assignment must deal with specific issues of certain significance and complexity arising during the performance of the
Director’s duties.

2. The request for an expert to be hired shall be channeled through the Chairman or the Secretary of the Board of Directors, who may
subject it to the prior approval of the Board of Directors; such approval may be denied in well-founded instances, including the following circumstances:

a) That it is not necessary for the proper performance of the duties entrusted to the Directors.

b) That the cost thereof is not reasonable in light of the significance of the issues and the assets and income of the Company.

c) That the technical assistance sought may be adequately provided by the Company’s own experts and technical personnel.

d) That it may entail a risk to the confidentiality of the information that must be made available to the expert.

In addition, Article 16.3 of the Regulations of the Nominating and Compensation Committee and Article 24.1 of the Regulations of
the Audit and Compliance Committee provide that such Committees may obtain advice from outside professionals who will send their reports directly to the Chairman of the Committee.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.1.33.	Indicate whether there is any procedure for Directors to obtain sufficiently in advance the information required to prepare for meetings of management-level decision-making bodies and, if so, describe it:

YES   ☒             NO  ☐

Description of procedure

Article 27.4 of the Regulations of the Board of Directors, further developing the provisions of Article 39.2 of the By-Laws, provides that “The call to meeting of the Board of Directors shall be carried out by letter, fax, telegram, e-mail or any other means, and shall be authorized under the signature of the Chairman, or under the signature of the Secretary or Assistant Secretary by order of the Chairman. Notice of the call shall be given in a manner such that the Directors receive it not later than the third day prior to the date of the meeting, except in the case of emergency meetings. Excepted from the foregoing provision shall be those instances in which these Regulations prescribe that greater notice be given. The call shall always include the agenda for the meeting and an attachment containing any required information.”

In addition, Article 33.2(a) of the above-mentioned Regulations provides that the Director is specifically required to “properly prepare the meetings of the Board and, if applicable, the meetings of the Executive Committee or of the Committees of which the Director is a member, for which purposes the Director must diligently inform himself of the running of the Company.”

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B1.34.	Indicate whether there is any liability insurance policy for the benefit of the Company’s Directors.

YES   ☒             NO  ☐

B.2.	Committees of the Board of Directors

B.2.1.	List the management-level decision-making bodies:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Name of decision-making body	Number of members	Powers
BOARD OF DIRECTORS	15	AS A GENERAL RULE, THE BOARD OF DIRECTORS, WHICH HAS THE WIDEST POWERS AND AUTHORITY TO MANAGE, DIRECT, ADMINISTER AND REPRESENT THE COMPANY, WILL ENTRUST THE DAY-TO-DAY MANAGEMENT OF THE COMPANY TO THE REPRESENTATIVE MANAGEMENT DECISION-MAKING BODIES AND WILL FOCUS ITS ACTIVITY ON THE GENERAL DUTY OF SUPERVISION AND ON CONSIDERATION OF THOSE MATTERS WHICH ARE OF PARTICULAR IMPORTANCE TO THE COMPANY (ARTICLES 34.2 OF THE BY-LAWS AND 7.2 OF THE REGULATIONS OF THE BOARD).

EXECUTIVE COMMITTEE	6	ALL OF THE POWERS INHERENT IN THE BOARD OF DIRECTORS, EXCEPT THOSE POWERS THAT MAY NOT BE DELEGATED PURSUANT TO LEGAL OR BY-LAWS RESTRICTIONS, TO WIT: THE RENDERING OF ACCOUNTS, THE PRESENTATION OF BALANCE SHEETS TO THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS’ MEETING AND THOSE POWERS WHICH ARE GIVEN BY THE SHAREHOLDERS AT THE GENERAL SHAREHOLDERS’ MEETING TO THE BOARD OF DIRECTORS WITHOUT THE POWER OF DELEGATION (ARTICLES 43 OF THE BY-LAWS AND 24 OF THE REGULATIONS OF THE BOARD OF DIRECTORS).

CHAIRMAN & CEO	1	CHAIRMAN OF THE COMPANY, OF THE BOARD OF DIRECTORS AND OF THE EXECUTIVE COMMITTEE, WHICH HE WILL PERMANENTLY REPRESENT WITH THE BROADEST POWERS, BEING AUTHORIZED IN URGENT CASES TO ADOPT SUCH MEASURES AS THE CHAIRMAN DEEMS ADVISABLE IN THE INTERESTS OF THE COMPANY. AS CEO, HE HAS ALL SUCH POWERS AS MAY BE DELEGATED PURSUANT TO THE LAWS AND THE BY-LAWS.

B.2.2.	Provide detailed information about all the committees of the Board of Directors and the members thereof:

EXECUTIVE COMMITTEE

Name	Position
MR. JOSÉ IGNACIO SÁNCHEZ GALÁN	CHAIRMAN
MR. JUAN LUIS ARREGUI CIARSOLO	MEMBER
MR. VÍCTOR DE URRUTIA VALLEJO	MEMBER
MR. JOSÉ IGNACIO BERROETA ECHEVARRIA	MEMBER
MR. XABIER DE IRALA ESTÉVEZ	MEMBER
MR. JOSÉ CARLOS PLA ROYO	MEMBER
MR. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

AUDIT COMMITTEE

Name	Position
MR. RICARDO ÁLVAREZ ISASI	CHAIRMAN
MR. JULIO DE MIGUEL AYNAT	MEMBER AND SECRETARY
MR. SEBASTIÁN BATTANER ARIAS	MEMBER

NOMINATING AND COMPENSATION COMMITTEE

Name	Position
MR. JOSÉ IGNACIO BERROETA ECHEVARRIA	CHAIRMAN
MR. JUAN LUIS ARREGUI CIARSOLO	MEMBER
MR. VÍCTOR DE URRUTIA VALLEJO	MEMBER
MR. FEDERICO SAN SEBASTIÁN FLECHOSO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Position

B.2.3.	Describe the rules of organization and operation of, and the duties allocated to, each of the Board committees.

Article 42.1 of the By-Laws provides that the “Board of Directors must create and maintain an Executive Committee, an Audit and Compliance Committee and a Nominating and Compensation Committee.”

1. EXECUTIVE COMMITTEE

Pursuant to Article 43 of the By-Laws, the Executive Committee shall be composed of the number of members decided by the Board of Directors, with a minimum of five (5) Directors and a maximum of eight (8). In all cases, members of the Executive Committee shall include the Chairman of the Board of Directors, who shall preside over meetings of the Executive Committee, the Vice-Chairman or Vice-Chairmen and the Chief Executive Officer, if any. The Secretary of the Board of Directors or, in the absence thereof, the Assistant Secretary of the Board of Directors or, in the absence of both, the member of the Committee appointed from among the members attending the meeting in question, shall act as Secretary of the Committee.

The Executive Committee shall meet at least two (2) times per month and as many other times as deemed appropriate by the Chairman, who may also suspend one or more of the ordinary meetings when deemed appropriate in the sole judgment of the Chairman. The Executive Committee shall deal with all matters within the power of the Board of Directors which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the drawing up of the financial statements, the presentation of the balance sheets at the General Shareholders’ Meeting and those powers which are given by the shareholders at the General Shareholders’ Meeting to the Board of Directors without the power of delegation. Resolutions adopted by the Executive Committee shall be reported to the Board of Directors at its next meeting.

The Executive Committee also performs the duties of the Strategy and Investment Committee, proposing or reporting to the Board of Directors all strategic decisions, investments and divestitures that are important for the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Company or the Group, ensuring that they are in line with the Budget and the Strategic Plan and undertaking the analysis and monitoring of business risks.

The provisions of the By-Laws regarding the operation of the Board of Directors will apply to the Executive Committee, to the extent they are not incompatible with the nature thereof.

2. AUDIT AND COMPLIANCE COMMITTEE

Pursuant to Article 44 of the By-Laws, the Board of Directors shall create a permanent Audit and Compliance Committee, which shall be composed of a minimum of three (3) Directors and a maximum of five (5) Directors appointed by the Board of Directors from among the external Directors who are not members of the Executive Committee.

The Audit and Compliance Committee shall have a Chairman and a Secretary appointed by the Board of Directors from among the members of such Committee.

The members of the Audit and Compliance Committee shall carry out their duties for a maximum period of four (4) years, and may be re-elected. The position of Chairman shall be held for a maximum period of four (4) years, after which period such person may not be re-elected until the passage of one year from ceasing to act as such, without prejudice to such person continuing or being re-elected as a member of the Committee.

In all events, the Audit and Compliance Committee shall have the power to:

(a) Report to the General Shareholders’ Meeting with respect to matters raised therein by shareholders regarding its powers.

(b) Propose appointments of the Company’s Auditors to the Board of Directors for submission to the General Shareholders’ Meetings.

(c) Supervise the management of the Internal Audit Area, which will be functionally controlled by the Chairman of the Audit and Compliance Committee.

(d) Know the process for gathering financial information and associated internal systems for monitoring risks relevant to the Company.

(e) Receive information from the Auditors regarding matters that might risk the independence thereof in connection with the audit of the financial statements and generally regarding any other issues provided for in legislation regarding the auditing of financial statements and in the technical auditing regulations in effect at any time.

(f) Inform itself in advance of the Company’s annual corporate governance report and ensure compliance with legal requirements and those of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.

(g) Such other powers, if any, that may be assigned to it by the Board of Directors.

For purposes of the operation of the Committee, it shall meet as many times as its Chairman deems necessary for the fulfillment of its obligations, and at least four (4) times per year, or when requested by one-half of its members.

The Committee shall validly meet when one-half plus one of its members are present in person or by proxy, and shall adopt its resolutions by majority

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

of the members present in person or by proxy. In the case of a tie, the Chairman shall have the tie-breaking vote.

Finally, this Committee shall submit for approval of the Board of Directors a Report of its activities during the fiscal year, which shall thereafter be made available to shareholders and investors.

3. NOMINATING AND COMPENSATION COMMITTEE

Pursuant to Article 45 of the By-Laws, the Board of Directors shall create a permanent Nominating and Compensation Committee, which shall be an internal informational and consulting body without executive powers, and which shall have the information, advisory and proposal-making powers within its scope of action that are set forth in paragraph two of this Article.

The Nominating and Compensation Committee shall be composed of a minimum of three (3) Directors and a maximum of five (5), appointed by the Board of Directors from among the external Directors. The Board of Directors shall also appoint the Chairman thereof from among the members of such Committee, as well as its Secretary, who need not be a member of the Committee.

Unless otherwise decided by the Board of Directors, the members of the Nominating and Compensation Committee shall hold their positions for so long as they remain Directors of the Company. Renewal and re-election to and removal from office of the members of the Committee shall be governed by resolution of the Board of Directors.

The Nominating and Compensation Committee shall have the power to supervise the procedure for selecting Directors and upper-level management (the latter at the proposal of the Chief Executive Officer, if any) of both the Company, members of its Group and those other companies in which the Company is responsible for management, as well as to assist the Board of Directors in the determination and supervision of the compensation policy for such persons.

In particular, the Nominating and Compensation Committee shall have the power to:

(a) Report on and review the criteria that should be followed in composing the Board of Directors and in selecting candidates.

(b) Bring Director designation proposals to the Board of Directors for the nomination thereof and subsequent submission to a decision by the shareholders at the General Shareholders’ Meeting.

(c) Propose to the Board of Directors the members who should make up each of the Committees.

(d) Propose to the Board of Directors the system and amount of annual Director compensation.

(e) Report to the Board of Directors regarding the appointment of senior-level managers of the Company, at the proposal of the Chief Executive Officer, if any.

(f) Report to the Board of Directors regarding the compensation of the Chairman, Chief Executive Officer and senior-level managers, the latter at the proposal of the Chief Executive Officer, if any.

(g) Report on incentive plans and pension supplements.

(h) Periodically review the compensation programs, evaluating the adequacy and results thereof.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

(i) Such other powers, if any, that are assigned to it by the Board of Directors.

For purposes of operation of the Committee, it will meet as many times as needed, in the opinion of its Chairman, to fulfill its obligations, and at a minimum once each quarter or when so requested by one-half of its members. The Committee will validly meet when one-half plus one of its members are present in person or by proxy, and will adopt its resolutions by majority of the members present in person or by proxy. In the case of a tie, the Chairman will have the tie-breaking vote.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.2.4.	Indicate, if applicable, the advisory and consulting powers and the powers of delegation of each of the committees:

Name of Committee	Brief description
EXECUTIVE COMMITTEE	SEE SECTION B.2.3
AUDIT AND COMPLIANCE COMMITTEE	SEE SECTION B.2.3
NOMINATING AND COMPENSATION COMMITTEE	SEE SECTION B.2.3

B.2.5.	Indicate, if applicable, the existence of regulations of the Board committees, where such regulations may be consulted and the amendments made during the fiscal year. Also indicate if any annual report of the activities performed by each committee has been voluntarily prepared.

Both the Audit and Compliance Committee and the Nominating and Compensation Committee have their own Regulations, respectively, which may be viewed by interested parties on the Company’s website (www.iberdrola.com) and which were not amended in fiscal year 2006.

As provided in Article 19.2 of the Regulations of the Audit and Compliance Committee, further developing the provisions of Article 44.4 of the By-Laws, this Committee shall “prepare an Annual Report of its activities, which, once approved by the Board of Directors, shall be made available to the shareholders for purposes of the Ordinary General Shareholders’ Meeting.” The Reports prepared by this Committee are available on the Company’s website.

Article 19.2 of the Regulations of the Nominating and Compensation Committee also provides that “within three (3) months following the close of the Company’s fiscal year, the Committee shall deliver a report to the Board of Directors detailing its work for the fiscal period covered by the report.”

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.2.6.	If there is an Executive Committee, please indicate its delegation powers and its level of independence in the exercise of its duties to adopt resolutions regarding the management of the company.

Both Article 43 of the By-Laws and Article 24 of the Regulations of the Board of Directors provide that “there shall be an executive committee

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

permanently operating as the representative of the Board of Directors, which committee shall be called the Executive Committee, and which shall have all the powers inherent to the Board of Directors, unless otherwise determined by the Board of Directors and except for those powers that may not be delegated pursuant to legal or by-law restrictions.”

Article 24.4 provides that “The Executive Committee shall deal with all matters within the power of the Board which, in the sole judgment of the Committee, should be resolved without further delay, excepting only the preparation of the financial statements, the presentation of the balance sheets at the General Shareholders’ Meeting and those powers which are given by the shareholders to the Board without the power of delegation.”

See the the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

B.2.7.	Indicate whether the composition of the Executive Committee reflects the participation of the different directors in the Board of Directors based on their category:

YES  ☒            NO  ☐

If no, please explain the composition of your Executive Committee

B.2.8.	If the Company has a Nominating Committee, indicate whether all of its members are external directors:

YES  ☒            NO  ☐

C	RELATED TRANSACTIONS

C.1.	Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the Company’s significant shareholders:

Individual or corporate name of significant shareholder	Individual or corporate name of the Company or entity within its Group	Nature of the relationship	Type of transaction	Amount (in thousands of Euros)
GRUPO BBK	IBERDROLA,S.A.	Contractual	Interest paid	132
GRUPO BBK	IBERDROLA,S.A.	Contractual	Interest charged	1,310
GRUPO BBK	IBERDROLA,S.A.	Contractual	Interest accrued but not collected	14
GRUPO BBK	IBERDROLA,S.A.	Corporate	Dividends and other distributed benefits	59,861
GRUPO BBK	IBERDROLA,S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	154

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

GRUPO BBK	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	48,000
GRUPO BBK	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	67,200
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Financing agreements: loans	514,822
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Interest paid	13,835
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Interest charged	628
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Interest accrued but not collected	1,567
GRUPO BBVA	IBERDROLA, S.A.	Corporate	Dividends and other distributed benefits	47,957
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Guarantees and suretyships	1,232,932
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	952,210
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	7,798
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	30,000
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	90,351
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	196,486
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	977,115

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	163,121
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	151,600
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Financial lease agreements	7,185
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Operating lease agreements	603
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Reception of services	1,531
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Other	107
GRUPO BBVA	IBERDROLA, S.A.	Contractual	Provision of services	63
GRUPO ACS	GRUPO IBERDROLA	Contractual	Purchase of goods (finished or unfinished)	1,608
GRUPO ACS	GRUPO IBERDROLA	Contractual	Reception of services	45,344
GRUPO ACS	GRUPO IBERDROLA	Contractual	Provision of services	282
GRUPO BBK	GRUPO IBERDROLA	Contractual	Interest charged	56
GRUPO BBK	GRUPO IBERDROLA	Contractual	Interest paid	270
GRUPO BBK	GRUPO IBERDROLA	Contractual	Interest accrued but unpaid	61
GRUPO BBK	GRUPO IBERDROLA	Contractual	Financing agreements: loans	6,138
GRUPO BBK	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	146,545
GRUPO BBK	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	628
GRUPO BBK	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	146,426
GRUPO BBK	GRUPO IBERDROLA	Contractual	Guarantees and suretyships	35,040
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Financing agreements: loans	376,464
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Financing agreements: other	1,370
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Financing agreements: other	18,208
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Interest paid	67,760
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Interest charged	4,204
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Interest accrued but unpaid	2,663
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Interest accrued but not collected	235
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Guarantees and suretyships	165,624

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

GRUPO BBVA	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	193,693
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	1,350
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	14,066
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	156,906
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	365,418
GRUPO BBVA	GRUPO IBERDROLA	Contractual	Sales of tangible fixed assets	31,824

C.2.	Describe the relevant transactions that involve a transfer of resources or obligations between the Company or entities within its Group and the directors or managers of the Company:

Individual or corporate name of directors or managers	Individual or corporate name of the Company or entity within its Group	Nature of transaction	Type of transaction	Amount (in thousands of Euros)
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CORPORATE	Dividends and other distributed benefits	15,653
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL (CHARGED TO FISCAL YEAR 2005)	Compensations	5,307
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL (CHARGED TO FISCAL YEAR 2006)	Compensations	12,666
DIRECTORS AND SENIOR MANAGEMENT	GRUPO IBERDROLA	CONTRACTUAL (CHARGED TO FISCAL YEAR 2006)	Compensations	2,027
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL (CHARGED TO FISCAL YEAR 2005)	Indemnification	15,649
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL (CHARGED TO FISCAL YEAR 2005)	Contributions to pension and life insurance plans	483
DIRECTORS AND SENIOR MANAGEMENT	IBERDROLA, S.A.	CONTRACTUAL (CHARGED TO FISCAL YEAR 2006)	Contributions to pension and life insurance plans	4,775

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

GRUPO UNICAJA	IBERDROLA, S.A.	CONTRACTUAL	Financing agreements: loans	3,000
GRUPO UNICAJA	IBERDROLA, S.A.	CONTRACTUAL	Financing agreements: other	10,000
GRUPO UNICAJA	IBERDROLA, S.A.	CONTRACTUAL	Interest paid	33
GRUPO UNICAJA	IBERDROLA, S.A.	CONTRACTUAL	Interest accrued but unpaid	49
GRUPO UNICAJA	IBERDROLA, S.A.	CONTRACTUAL	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	8
GRUPO UNICAJA	IBERDROLA, S.A.	CORPORATE	Dividends and other distributed benefits	11,359
GRUPO UNICAJA	GRUPO IBERDROLA	CONTRACTUAL	Guarantees and suretyships	3,828
GRUPO UNICAJA	GRUPO IBERDROLA	CONTRACTUAL	Financing agreements: loans	2,227
GRUPO UNICAJA	GRUPO IBERDROLA	CONTRACTUAL	Financing agreements: other	1,200
GRUPO UNICAJA	GRUPO IBERDROLA	CONTRACTUAL	Interest paid	79
GRUPO UNICAJA	GRUPO IBERDROLA	CONTRACTUAL	Other instruments that may entail a transfer of resources or of obligations between the company and the related party	279
DAS ENGINEERING & ENERGY INVESTMENTS, INC.	IBERDROLA, S.A.	CONTRACTUAL	Reception of services	119

C.3.	Describe the relevant transactions made by the Company with other companies belonging to the same group, provided they are not eliminated in the preparation of the consolidated financial statements and they are not part of the ordinary course of business of the Company as to their purpose and conditions:

Corporate name of the entity within the Group	Brief description of the transaction	Amount (in thousands of Euros)
GRUPO AMARA	RECEPTION OF SERVICES	6,791
GRUPO AMARA	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	15,188
GRUPO AMARA	SALES OF GOODS (FINISHED OR UNFINISHED)	582
GRUPO AMARA	PROVISION OF SERVICES	982
GRUPO GAMESA	RECEPTION OF SERVICES	33,629
GRUPO GAMESA	PURCHASE OF GOODS (FINISHED OR UNFINISHED)	321,117
GRUPO GAMESA	PROVISION OF SERVICES	916
ASOCIACIÓN ESPAÑOLA DE LA INDUSTRIA ELÉCTRICA (UNESA)	FINANCING AGREEMENTS: INSTALLMENTS	5,710
ASOCIACIÓN ESPAÑOLA DE LA INDUSTRIA ELÉCTRICA (UNESA)	PROVISION OF SERVICES	1,216
DESAFÍO ESPAÑOL 2007, S.A.	RECEPTION OF SERVICES	84
DESAFÍO ESPAÑOL 2007, S.A.	FINANCING AGREEMENTS: SPONSORSHIP	6,942

C.4.	Identify, if applicable, the conflict of interest situations in which directors of the company are involved, pursuant to Section 127 ter of the Companies Law.

The specific conflict of interest situations that arose during 2006 were resolved in accordance with the procedures set forth in the applicable rules and regulations described in section C.5 of this report.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In this regard, the transactions of Iberdrola in which significant shareholders BBVA and BBK participate (i) have been negotiated and resolved without the participation of the respective proprietary Director, (ii) have been submitted to the Board of Directors for approval and (iii) have been made public in accordance with the provisions of applicable regulations.

The same procedure has been used in connection with supplies and other transactions contracted by Iberdrola with Gamesa Corporación Tecnológica, S.A., where the Vice-Chairman, Mr. Juan Luis Arregui Ciarsolo, is a Director.

Finally, it should be noted that that the affected Directors have refrained from participating in each and every one of the resolutions adopted by the Board in connection with the appointment to positions and of members of the Committees.

C.5.	Describe the mechanisms used to detect, determine and resolve potential conflicts of interest between the company and/or its Group, and its directors, managers or significant shareholders.

1. RULES APPLICABLE TO POSSIBLE CONFLICTS OF INTEREST BETWEEN THE COMPANY AND THE DIRECTORS

In the first place, Article 36.1 of the Regulations of the Board of Directors defines the conflict of interest situations in which Directors might be involved as follows: “A conflict of interest shall be deemed to exist in those cases in which there is a conflict, whether direct or indirect, between the interest of the Company and the personal interest of the Director.”

The Article also provides that “A personal interest of the Director shall be deemed to exist when a matter affects the Director or a Related Person. For the purposes of these Regulations, the following shall be deemed Related Persons:

a) The Director’s spouse or other persons related to the Director by a like relationship of affection.

b) The ascendants, descendants or siblings of the Director or of the Director’s spouse (or another person related to the Director by a like relationship of affection).

c) The spouses of the Director’s ascendants, descendants and siblings.

d) The companies in which the Director, acting personally or through a third party, falls within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.”

In the event legal entities are appointed as Directors, the following “shall be deemed to be Related Persons:

a) The shareholders who, in respect of the legal entity acting as Director, fall within any of the cases provided for in Section 4 of Law 24/1988 of July 28 on the Securities Market.

b) The companies that form part of the same group, as such is defined in Section 4 of Law 24/1988 of July 28 on the Securities Market, and the shareholders thereof.

c) The individual acting as a representative, the directors (in fact or in law) and the liquidators of, and the representatives holding general powers of attorney granted by, the legal entity acting as Director.

d) Those persons who, in respect of the representative of the legal entity acting as Director, are deemed related persons pursuant to the provisions of the preceding paragraph applicable to individuals acting as Directors.”

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The rules governing these conflicts of interest are described in Article 36.2 of such Regulations:

a) Communication: the Director must give notice to the Board of Directors, in the person of the Chairman or the Secretary, of any conflict of interest in which the Director is involved.

b) Abstention: the Director shall not attend or participate in the deliberation and voting on those matters in which the Director is affected by a conflict of interest. Proprietary directors (representing a major shareholder) shall abstain from voting on those matters that may entail a conflict of interest between the shareholders who have proposed their appointment and the Company.

c) Transparency: in the Corporate Governance Report, the Company shall report any cases of conflict of interest involving the Directors and of which the Company is aware by reason of notice given thereto by the Director affected by such conflict or by any other means.

These rules are supplemented by the provisions of Article 40 of the Regulations of the Board of Directors, whereby any transaction by the Company with its Directors “shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee.” In this sense, “The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions.”

However, “in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.”

The aforementioned rules have been further developed through the “Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management,” approved by the Board of Directors at its meeting of May 25, 2005, whereby such transactions are negotiated and decided without the participation of the affected Director, submitted to the Board of Directors for approval, and subsequently made public pursuant to applicable regulations.

Article 7 of the Internal Regulations for Conduct in the Securities Markets provides that the members of the Board of Directors as well as any other person who, pursuant to applicable regulations, is designated by the Regulatory Compliance Unit, must refrain from taking part in or influencing decisions that represent or may represent a conflict of interest between such members’ or persons’ own interests and those of the Company and/or the Group. Any of these members or persons who believe that they may be subject to a conflict of interest shall consult with the Unit before taking part in or influencing any such decisions.

In this connection, the Board of Directors, at the meeting held on July 9, 2003, resolved to create the Regulatory Compliance Unit, which is presided over by the Secretary of the Board and also includes the Director of Capital Management and the Head of the Accounting Rules and Internal Control Department.

2. RULES APPLICABLE TO POSSIBLE CONFLICTS OF INTEREST BETWEEN THE COMPANY AND THE MANAGERS

The above-mentioned “Procedure for Conflicts of Interest and Related Transactions Involving Directors and Senior Management” subjects conflicts affecting managers who report directly to the Chairman & Chief Executive Officer to the same rules of communication, abstention and approval that apply to the Directors.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In addition, the Code of Professional Conduct, which was approved by the Board of Directors at its meeting of February 27, 2002, is applicable to all managers and employees of the Group, regardless of their rank, and dedicates a specific chapter to conflicts of interest.

In dealing with this material, the Code provides that “professional decisions must be based on the best defense of the interests of the Iberdrola Group and may not be influenced by personal or family relationships or any other private interests of the Group professionals.”

The Code also includes examples of situations that could give rise to a conflict of interest:

a) Being involved personally or through relatives in a financial transaction or operation to which the Iberdrola Group is a party.

b) Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals or entities in which the Group professional has a relative –up to the fourth degree by blood relationship or second degree by marriage– holding a management position, whether as a significant shareholder or director.

c) Being a significant shareholder or director of customers, suppliers, or direct or indirect competitors of the Iberdrola Group for private purposes.

d) Using the resources of the Iberdrola Group for private purposes.

The Code of Professional Conduct also provides that “Under no circumstance may professional activities be performed within the Iberdrola Group that entail or might entail a conflict of interest, except with prior written authorization of the Human Organization and Resources Division.” To that effect, “Written notice must be given to an immediate superior regarding any occurrence or possible occurrence of a conflict of interest. The superior shall notify the Human Organization and Resources Division, which shall maintain and manage a Registry covering this type of situation.”

3. RULES APPLICABLE TO POSSIBLE CONFLICTS OF INTEREST BETWEEN THE COMPANY AND SIGNIFICANT SHAREHOLDERS

The transactions by the Company with significant shareholders are regulated by Article 40 of the Regulations of the Board of Directors, which provides that such transactions “shall be subject to the approval of the Board of Directors, which may make it conditional upon a prior report from the Audit and Compliance Committee.” Thus, “The Board of Directors (and the Audit and Compliance Committee, when a prior report is requested from it) shall evaluate the transaction in light of market conditions,” and shall also examine these transactions with significant shareholders “in light of the principle of equal treatment of shareholders.”

As to transactions between the Company and its Directors, such Article also provides that “in the case of customary or recurring transactions in the ordinary course of business, it shall be sufficient to give a generic approval of the kind of transaction and of the conditions for performance thereof.”

Article 30 of the By-Laws expressly refers to conflicts of interest of shareholders providing that “Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company’s assets, may not exercise their voting rights for the approval of such resolutions by the shareholders.”

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

This Article also establishes that “The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders.”

Finally it provides that “If the shareholder prohibited from voting as set forth above attends the General Shareholders’ Meeting, such shareholder’s shares shall be deducted from the shares in attendance at the General Shareholders’ Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated.”

Pursuant to Article 54 of the By-Laws, this voting prohibition will have no effect “upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided that the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash.”

Article 55 of the By-Laws provides that the removal of this limitation shall be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (Boletín de Cotización) of the Bilbao Stock Exchange, and the Directors of the Company shall have the power –and the duty– to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

D RISK CONTROL SYSTEMS

D.1.	General description of the risk control policy adopted by the company and/or its group, describing and assessing the risks covered by the system and a justification for the adjustment of such system to the profile of each kind of risk.

The General Risk Policy approved by the Board of Directors of Iberdrola in November 2004 is intended to provide the maximum level of guarantees to the shareholders, to other stakeholders and the markets in general, as well as to increase the creation of value through an adequate management of the risk-opportunity combination.

Through this Policy, Iberdrola commits itself to developing all its capabilities so that relevant risks of any kind are adequately identified, measured, managed and controlled. For these purposes, a “relevant risk” is any threat that an event, action or

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

omission might prevent the Iberdrola Group from successfully attaining its goals and executing its strategies.

This commitment has been undertaken by the Board of Directors as it has been set forth in the By-Laws, specifically in Article 34.3.c, and it is extended to all the activities and business of the Company, including affiliated companies over which Iberdrola exercises effective control.

In order to implement the commitment assumed, the Board of Directors and the Executive Committee have the cooperation of the Audit and Compliance Committee, which, in its capacity as consultative body, supervises and reports on the adequacy of the internal control and evaluation system for the relevant risks, all the above taking into account the following basic action principles:

- INTEGRATE the risk/opportunity vision into the management of the company by defining the risk strategy and profile, and incorporating this variable into strategic and operating decisions.

- SEGREGATE, at the operating level, the duties of the risk-taking areas and of the areas in charge of analyzing, controlling and supervising risks.

- ASSURE corporate and financial stability in the short and long-term, maintaining an appropriate balance between risk, value and benefit.

- ENSURE the correct use of financial risk hedging instruments and registration thereof as required by the applicable accounting and financial standards.

- REPORT with transparency about the Group’s risks and the operation of the systems developed for control thereof to the regulators and main external agents, maintaining appropriate channels to benefit communication.

- FOSTER the development of a culture of risk/opportunity control and management within the Iberdrola Group.

- ALIGN all the specific risk policies that need to be developed with this general policy.

- COMPLY with the applicable laws and regulations related to the control, management and supervision of risks.

- ADOPT the international best practices on Transparency and Good Governance relating to risk control, management and supervision as a benchmark for continuous improvement.

In order to implement this policy and put these principles into effect, a Comprehensive Risk Control and Management System is established, supported by an appropriate definition and allocation of duties and responsibilities at the operating level, by specific policies and limits, and by support procedures, methodologies and tools that are described in depth in sections D.4. and D.2., respectively.

Iberdrola’s Comprehensive Risk System – which was granted the ISO 9001:2000 quality certificate by AENOR in December 2005 – covers all activities and business divisions of the Company, including affiliated companies over which effective control is exercised, and contemplates all kinds of risks existing in deregulated and regulated activities, at both the domestic and the international level.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

- Market risks: exposure of Group results to changes in prices and market variables. Exchange rate, interest rate, wholesale electricity prices and prices of CO2 emission rights, fuel supply costs, amount of energy sold, financial interests and others.

- Credit risks: possibility of a counterparty failing to perform its contractual obligations, thus causing an economic or financial loss to Iberdrola. Counterparties may be end customers, partners, suppliers or contractors, or counterparties on financial or energy markets.

- Business risks: uncertainty regarding the behavior of the key variables inherent in Iberdrola’s business. Demand (electricity and gas), rainfall, winds, occasional imbalances between supply and demand and others.

- Regulatory risks stemming from regulatory changes made by the various regulators. Compensation of regulated activities and of the supply conditions, environmental regulations, tax regulations and others.

- Operating risks: direct or indirect losses caused by inappropriate internal processes, technological failures, human error or resulting from certain external events, including the economic, social environmental and reputational impact thereof.

The control and management of each of these risks at the operating level is carried out by means of appropriate specific systems, both in terms of the tools used and the organizations involved, which fall under the scope of the Group’s Comprehensive Risk System.

Owing to its universal and dynamic nature, the system allows for the consideration of new risks that may affect the Iberdrola Group following changes in its operating environment or revisions of objectives and strategies, as well as adjustments resulting from ongoing monitoring, verification, review and supervision activities.

D.2.	Indicate the control systems that are currently in place to assess, mitigate or reduce the main risks of the company and its group.

As mentioned in the foregoing section, Iberdrola has a “Comprehensive Risk System” in place, which has been certified under ISO 9001:2000 and is supported by:

- A STRUCTURE OF RISK POLICIES AND LIMITS, both qualitative and quantitative, ensuring that risk management is carried out in accordance with the Company’s risk profile and effectively contributing to the achievement of the objectives set forth in the Strategic Plan with controlled volatility.

- Monitoring and control of the PROFIT AND LOSS STATEMENT RISKS, which has the twofold purpose of controlling the volatility of the annual income of the Iberdrola Group and optimizing its indebtedness.

- Analysis and control of RISKS ASSOCIATED WITH NEW INVESTMENTS, which allows for the making of balanced decisions in terms of profitability-value-risk by considering the analysis of the risks associated with each investment as an essential element in decision-making. The process that supports and articulates the development of this system is formed by sequential stages that facilitate the transparency of roles and responsibilities and afford it the necessary systematic elements. The organizations participate in each of the stages according to the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

responsibilities defined and the procedures in place (see section D.4). All of the foregoing is subject to independent control and monitoring and ongoing supervision.

Due to inherent complexity in the quantification, control and management of risks, Iberdrola has a number of specific risk alert and simulation TOOLS, at both the corporate integration level and the business/risk level. The following are worth mentioning:

CORPORATE INTEGRATION TOOLS:

1. Annual Profit and Loss Statement:

This is an integrated tool that reflects the performance of the Group’s different business divisions, to which a probability analysis is applied by means of a Monte Carlo simulation. The integrated risk profile of the Group is thus obtained, and so is the individual impact of each of the risks considered.

2. Strategic Plan:

The methodology used is based on the definition and analysis of alternative scenarios that permit a quantification of the effects of the main risks affecting compliance with the goals set in the Strategic Plan and in the definition of action strategies.

3. Analysis of new investments:

All strategic investments are subjected to an exhaustive risk analysis, by means of which the market, credit, business, regulatory, operational and other risks that may compromise the value/profitability objectives of the project are identified and quantified (by means of a Monte Carlo simulation). This analysis is included, as relevant information, in the decision-making process corresponding to such investment.

BUSINESS/RISK TOOLS:

There are also other tools with more specific application to a given business transaction or risk (fuel, power purchase/sale transactions, financial risks, client risks, etc.), which are used to manage that particular area and are integrated with the corporate systems on an organizational and reporting level.

D.3.	In the event some of the risks affecting the company and/or its group materialized, indicate the circumstances giving rise to them and whether the established control systems have worked.

As described in section D.1, the Comprehensive Risk System of Iberdrola contemplates all risks which could prevent the Iberdrola Group from achieving its objectives and carrying out its strategies successfully, as well as all specific systems for control and management thereof.

Such systems have worked properly for the risks that occurred in fiscal year 2006, of which the following are worth noting:

- In the area of regulated activities, the rate imbalance or deficit (which occurs when the cost of electricity production estimated in the Rates Decree is not the cost actually incurred in the fiscal year). Royal Decree 1634/2006, whereby the electricity rate effective as from January 1, 2007 is established, has ensured the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

recovery of the deficit in revenues posted in fiscal year 2006, as was also the case with the deficit for fiscal year 2005. Therefore, the item “Trade debts and other non-current accounts receivable” in the consolidated balance sheet as of December 31, 2006 includes an amount of 579,670 thousand euros, which is the result of the best estimates, corresponding to 35.01% of the deficit in revenues to be funded by Iberdrola, in compliance with Royal Decree-Law 5/2005, of March 11, once it has been reduced by the value of emission rights.

- In deregulated activities, the allocation of free greenhouse gas emissions for the 2008/2012 period was, for the Spanish electricity industry as a whole, an annual average of 39% below that for the 2005/2007 period.

In any event, the future economic impact will depend on the provisions of the regulation of the electricity industry in that regard, on the rights ultimately allocated to Iberdrola facilities, on the actual emissions of the Group and on the price of the rights.

Aside from the foregoing, worth noting because of its importance is the fact that on November 27, 2006, the Boards of Directors of Scottish Power Plc and Iberdrola reached an integration agreement which, if satisfactorily finalized, will create fresh opportunities and new risks for the Group in the future.

D.4.	Indicate whether there is any committee or other decision-making body in charge of establishing and supervising these control mechanisms, and describe the duties thereof.

- The BOARD OF DIRECTORS and the EXECUTIVE COMMITTEE, in the exercise of their duties, are in charge of ensuring the adequate identification, measurement, management and control of all significant risks, of defining the Company’s strategy and risk profile, and of approving internal policies and the information to be released regarding risks.

- The AUDIT AND COMPLIANCE COMMITTEE, as a consultative body reporting to the Board of Directors, supervises compliance with risk policies, procedures and limits and reports on the adequacy of the internal system for assessing and controlling risks relevant to the Company.

To that effect, it is supported by the INTERNAL AUDIT DIVISION, which functionally reports to the Chairman of the Audit and Compliance Committee and which, as a governance function, is responsible for supervising the management and control of significant risks relevant to the Company and its Strategic Plan, pursuant to the Basic Internal Audit Regulations of November 26, 2003, approved by the Audit and Compliance Committee and by the Chairman & Chief Executive Officer of the Company, to which it directly reports.

- For appropriate performance of its duties, the Executive Committee is supported by the following committees/organizations at the operating level:

OPERATING COMMITTEE: manages and controls the Group’s balance of risks according to approved risk policies and limits.

STRATEGY AND DEVELOPMENT DIVISION: through the Risk Analysis Division, it performs integrated analyses of risks, designs risk policies and limits, and prepares risk information for the different external agents.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

CONTROL DIVISION: it controls the risks and opportunities related to the annual profit and loss statement and new investments, quantifying the effect of the Group’s risks at the individual and consolidated level.

BUSINESS AND CORPORATE UNITS: they identify and manage the risks of their business or areas of authority (financial, legal, regulatory, etc.) according to the policies established at corporate level and within the approved limits.

D.5.	Identification and description of the compliance procedures included in the various regulations that affect the company and/or its group.

The Iberdrola Group is present in different countries where it is subject to compliance with different laws and regulations. In particular, the power industry in Spain, where the principal activities of the Group are carried out, is subject to strict regulations that have undergone significant changes in recent years.

Each of the Group’s business divisions has specific Control, Legal Affairs and Human Resources departments which are functionally subordinate to the corresponding corporate divisions and which act in coordination with the business divisions. These departments are responsible for ensuring compliance with applicable laws in each case.

This includes business divisions abroad, which receive local advice in connection with the specific laws and regulations affecting the business division and the Group in each country.

Additionally, as established in Article 44.2.f) of the By-Laws, the Audit and Compliance Committee must “ensure compliance with legal requirements and the requirements of the Codes of Professional Conduct and Good Governance adopted by the Board of Directors.”

E GENERAL SHAREHOLDERS’ MEETING

E.1.	Indicate the quorum required to hold valid a general shareholders’ meeting as established in the By-Laws. Describe how it is different from the minimum quorum required by the Companies Law.

Pursuant to Article 21.1 of the By-Laws, “The Ordinary as well as the Extraordinary General Shareholders’ Meeting shall be validly established with the minimum quorum required by applicable legislation in effect at all times, taking into account the matters appearing on the agenda.”

Section 102 of the Companies Law provides that “The General Shareholders’ Meeting shall be validly established at first call if shareholders representing at least twenty-five percent of the subscribed share capital with voting rights are present at the meeting in person or by proxy,” while “at second call the General Shareholders’ Meeting shall be validly established no matter the share capital represented therein.”

In turn, Section 103 of such Law provides that “to adopt resolutions regarding the issue of debentures, the increase or reduction in share capital, the transformation, merger or split-off of the company and in, general, any amendment of its by-laws, the general or extraordinary general shareholders’ meeting shall be validly established if shareholders holding at least fifty percent of the subscribed capital

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

with voting rights are present at the meeting either in person or by proxy.” “At second call, shareholders representing twenty-five percent of the capital of the company shall suffice.”

As the only exception to the rules provided by the Companies Law, Article 21.2 of the By-Laws increases the quorum required to hold a valid meeting “in order to adopt resolutions regarding a change in the corporate purpose, transformation, total split-off, dissolution of the Company and amendment of this second paragraph of this Article,” in which case “shareholders representing two-thirds of subscribed capital with voting rights must be in attendance at the first call of the General Shareholders’ Meeting, and shareholders representing sixty (60%) percent of such capital must be in attendance at the second call.”

E.2.	Explain the rules governing the adoption of corporate resolutions. Describe how they are different from the rules provided by the Companies Law.

1. DELIBERATION AND VOTING PROCEDURE

Section 9.i) of the Companies Law provides that the By-Laws will set forth “the manner for deliberating upon and adopting resolutions by the collective management decision-making bodies of the company.”

With respect to the General Shareholders’ Meeting, Article 27 of the By-Laws governs the manner of deliberation and adoption of resolutions upon the following terms:

“1. The Chairman shall: direct the meeting such that deliberations are carried out pursuant to the agenda; accept or reject new proposals relating to matters on the agenda; direct the deliberations, granting the floor to shareholders who so request it, and taking the floor away or refusing to grant it when the Chairman deems that a particular matter has been sufficiently debated, is not included in the agenda or hinders the progress of the meeting; indicate the time for voting; calculate the votes, with the assistance of the Secretary to the General Shareholders’ Meeting; proclaim the results thereof; temporarily suspend the General Shareholders’ Meeting; close the meeting; and, in general, exercise all powers, including those of order and discipline, which are required to properly hold the General Shareholders’ Meeting.

2. The Chairman, even when present at a session, may entrust management of debate to a Director the Chairman deems appropriate, or to the Secretary, who shall carry out these duties on behalf of the Chairman, and the Chairman may remove them at any time. In the event of temporary absence or unexpected disability, the appropriate person pursuant to the provisions of paragraph one of Article Twenty-Five shall assume the duties of Chairman.

3. Votes shall be cast by hand, if needed, but resolutions may be adopted by general consent of the shareholders, without prejudice to applicable provisions regarding the need to record the opposition of shareholders, if any, in the minutes.”

In turn, Article 33 of the Regulations for the General Shareholders’ Meeting establishes the procedure for voting on proposed resolutions:

“1. Once the shareholder presentations have ended and responses have been made to requests for information pursuant to the provisions of these Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including proposals made by the shareholders during the meeting, shall be submitted to a vote.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders’ Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.

It shall not be necessary for the Secretary to previously read aloud the text of the proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.

2. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be by show of hands, if necessary, although resolutions may also be adopted upon the general consent of the shareholders. The foregoing is without prejudice to the shareholders (or their proxies) who desire to abstain, to vote in the negative or in blank or to make known their opposition to or withdrawal from the meeting prior to the voting on the proposal in question, from so stating to the Notary Public (or, in the absence thereof, to the Secretary), or assistants thereto, in order for note to be taken thereof for inclusion in the Minutes of the General Shareholders’ Meeting, after verification of their identity and the shares that they own or represent by proxy. In any event, votes validly cast from a distance and which have not been revoked shall also be taken into consideration.”

2. MANNER OF EXERCISING VOTING RIGHTS

Section 105.4 of the Companies Law (incorporated by Law 26/2003, of July 17, on Transparency) provides that, in accordance with the provisions of the by-laws, shareholders may vote “by mail, e-mail or any other distance method of communication, provided that the identity of the voter is duly guaranteed.”

To permit shareholders to cast their votes from a distance, Article 28 of the By-Laws provides that shareholders may “cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication.”

It particularly provides that “Mail votes shall be cast by sending to the Company a document in which such vote is recorded, accompanied by the attendance card issued by the entity or entities in charge of the book-entry registry,” while “votes by electronic communication shall be cast using a recognized electronic signature or other type of guarantee that the Board of Directors deems best ensures the authenticity and identification of the shareholder exercising the right to vote.”

Article 28.4 of the By-Laws provides that “Votes cast by any means set forth in the preceding paragraphs must be received by the Company before midnight on the day immediately prior to the date provided for the holding upon first call of the General Shareholders’ Meeting. Otherwise, the vote shall be deemed not to have been cast.”

Article 28.5 empowers the Board of Directors “to elaborate upon the foregoing provisions by establishing the rules, means and procedures adjusted to current

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

techniques in order to organize the casting of votes and grant of proxies by electronic means, following the rules and regulations issued for such purpose, if applicable.” It also provides that “The implementing rules adopted by the Board of Directors pursuant to the provisions of this paragraph shall be published on the Company’s website.”

Finally, Article 28.7 of the By-Laws allows shareholders to revoke their votes from a distance and Article 32.4 of the Regulations for the General Shareholders’ Meeting provides that “The distance voting referred to in this Article shall be rendered void:

a) By subsequent express revocation made by the same means used to cast the vote and within the period established for such voting.

b) By attendance at the meeting in person or by proxy of the shareholder casting the vote.”

3. RESTRICTIONS ON VOTING RIGHTS

Article 29.1 (last part) of the By-Laws provides that “Each voting share, whether cast in person or by proxy at the General Shareholders’ Meeting, shall grant the holder the right to one vote.”

Pursuant to the provisions of Section 105.2 of the Companies Law, a maximum limit is established on the votes that a single shareholder may cast, and the exercise of voting rights is also prohibited for shareholders involved in certain situations of conflict of interest with the Company.

Along these lines, Article 29.3 of the By-Laws provides that “no shareholder may cast a number of votes greater than those corresponding to shares representing ten (10%) percent of share capital, even if the number of shares held exceeds such percentage of capital. This limitation does not affect votes corresponding to shares with respect to which a shareholder is holding a proxy as a result of the provisions of Article Twenty-Three of these By-Laws, although, with respect to the number of votes corresponding to the shares of each shareholder represented by proxy, the limitation set forth above shall apply.”

Article 29.4 of the By-Laws also provides that “The limitation set forth in the foregoing paragraph shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholders which are entities or companies belonging to the same group. Such limitation shall also apply to the number of votes that may be cast collectively or individually by an individual and a shareholder entity, entities or companies controlled by such individual. A group shall be deemed to exist under the circumstances set forth in Section Four of the Securities Market Law, and an individual shall be deemed to control one or more entities or companies, under the circumstances of control set forth in such Section Four.”

Finally, Article 29.5 provides that “Shares deprived of voting rights pursuant to the application of the foregoing paragraphs shall be deducted from the shares in attendance at the General Shareholders’ Meeting for purposes of determining the number of shares upon which the majorities needed for the approval of resolutions submitted to the shareholders shall be calculated.”

Article 30 of the By-Laws provides that “Shareholders participating in a merger or split-off with the company or who are called to subscribe to an increase in capital with the exclusion of pre-emptive rights or to acquire by overall assignment all of the Company’s assets, may not exercise their voting rights for the approval of such resolutions by the shareholders.”

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

This provision adds that “The provisions of the foregoing paragraph shall also be applicable when the resolutions affect, (i) in the case of an individual shareholder, the entities or companies controlled by such individual, and (ii) in the case of shareholders which are legal entities, the entities or companies belonging to its group (in the sense indicated in paragraph four of Article Twenty-Nine), even when these latter companies or entities are not shareholders.”

Finally, it provides that “If the shareholder prohibited from voting as set forth above attends the General Shareholders’ Meeting, such shareholder’s shares shall be deducted from the shares in attendance at the General Shareholders’ Meeting for purposes of determining the number of shares upon which the majority needed for approval of the resolution with respect to which there is a conflict shall be calculated.”

Pursuant to Article 54 of the By-Laws, these restrictions shall not apply “upon the occurrence of the following circumstances:

(a) when the Company is the target of a public tender offer aimed at the share capital as a whole; and

(b) when, as a result of the public tender offer, an individual or a legal entity, or several of them acting jointly, acquire an interest equal to two-thirds of the voting capital of the Company; provided the full consideration thereof consists only of cash; or, alternatively,

(c) when, as a result of the public tender offer, an individual or a legal person, or several of them acting jointly, acquire an interest equal to three-quarters of the voting capital of the Company, provided the consideration thereof consists, in whole or in part, of securities, without giving the recipient an alternative right to receive such consideration wholly in cash.”

Article 55 of the By-Laws provides that the removal of such limitations will be effective from the date of publication of the result of the settlement of the offer in the Listing Bulletin (Boletín de Cotización) of the Bilbao Stock Exchange and that the directors of the Company will have the power –and the duty– to execute the corresponding public instrument formalizing the by-law amendment and to seek registration thereof with the Commercial Registry.

4. MAJORITY REQUIRED FOR DECISION-MAKING

Article 29.1 of the By-Laws provides that “The shareholders, acting at an ordinary or extraordinary General Shareholders’ Meeting, shall adopt resolutions with the majorities required by the Companies Law based on votes represented in person or by proxy.”

Along these lines, Article 29.2 provides that “The majority needed to approve a resolution shall require the favorable vote of one-half plus one of the voting shares cast in person or by proxy at the General Shareholders’ Meeting. The foregoing does not affect situations in which the Law or these By-Laws provide for a greater majority.”

In accordance with Section 103.2 of the Companies Law, when at second call, shareholders are in attendance that represent less than fifty percent of the subscribed capital with voting rights, any resolution related to the issuance of debentures, the increase or reduction of capital, the transformation, merger or split-off of the Company and, in general, resolutions involving the amendment of the by-laws, may only be adopted with the affirmative vote of two-thirds of the capital present at the meeting in person or by proxy.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Article 56 of the By-Laws provides that resolutions intended to eliminate or amend the provisions contained in Title III (related to the inapplicability of restrictions in the case of public tender offers), in Articles 29.3 through 29.5, and in Article 30, shall require the affirmative vote of three-quarters of the share capital in attendance at the General Shareholders’ Meeting.

Finally, pursuant to Article 34.3 of the Regulations for the General Shareholders’ Meeting, “For the purposes of determining the number of shares upon which the majority needed to adopt the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be in attendance, present or represented at the meeting, less: (i) shares whose owners or representatives have left the meeting prior to the voting on the proposed resolution or resolutions in question and have recorded their withdrawal with the Notary Public or, in the absence thereof, with the Secretary or assistants thereto; and (ii) shares which, by application of the provisions of Articles Twenty-Nine and Thirty of the By-Laws, are deprived of the right to vote in general or for the particular resolution in question.”

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

E.3.	Explain the rights of the shareholders regarding general shareholders’ meetings which are different from the rights provided in the Companies Law.

Iberdrola has granted its shareholders greater rights than the minimum content required by the Law. Such rights, which are governed by the By-Laws and/or the Regulations for the General Shareholders’ Meeting, are the following:

1. RIGHT TO REQUEST THAT A GENERAL SHAREHOLDERS’ MEETING BE CALLED OR THAT NEW ITEMS BE INCLUDED ON THE AGENDA

Iberdrola grants shareholders holding not less than five percent of its share capital the right to request that a General Shareholders’ Meeting be called and that matters be included on the agenda for the General Shareholders’ Meeting already called, as provided in Sections 97.3 and 100.2 of the Companies Law.

In addition, the Company grants all holders of not less than one percent of the share capital the right to request that matters be included on the agenda for the General Shareholders’ Meeting that the Board of Directors is required to call when a public tender offer is made for securities issued by the Company, pursuant to Articles 19.2 c) of the By-Laws and 8.2 c) of the Regulations for the General Shareholders’ Meeting.

2. RIGHT TO RECEIVE INFORMATION

Iberdrola’s internal regulations further develop the provisions of Section 112 of the Companies Law and Section 117 of the Securities Market Law regarding the means that the Company must make available to shareholders for them to exercise their right to receive information prior to and during the General Shareholders’ Meeting.

In compliance with the above-mentioned Section 117, Article 9 of the Regulations for the Shareholders’ Meeting provides for the right of shareholders to request information prior to the meeting “by letter or other means of electronic communication or distance data transmission” such as the Company’s website (www.iberdrola.com).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

As far as the right to receive information during the General Shareholders’ Meeting is concerned, Article 17 of the Regulations for the General Shareholders’ Meeting provides for the Office of the Shareholder (Oficina del Accionista) to be set up at each meeting “for the purpose of (i) answering questions relating to the proceedings at the General Shareholders’ Meeting raised by the shareholders’ prior to the commencement thereof, without prejudice to the shareholders’ legal and by-law rights to take the floor, make proposals and vote, and (ii) assisting and informing attendees and shareholders who wish to take the floor, preparing for such purpose a list of those who previously state their desire to participate, as well as collecting the text of their statements, if such statements are available in writing.”

3. RIGHT TO ATTEND

Every shareholder entitled to vote is granted the possibility of attending the General Shareholders’ Meeting since the elimination of the requirement of a minimum number of shares through the amendment of Article 22.1 of the By-Laws approved by the shareholders acting at the General Shareholders’ Meeting of March 30, 2006.

In addition, the By-Laws contemplate measures to facilitate the attendance of shareholders at the General Shareholders’ Meeting, and admit the possibility of such meeting being held in different places that are interconnected through video conference systems.

Thus, Article 24.2 of the By-Laws provides that “The General Shareholders’ Meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company’s registered office, but supplemental locations need not be so located. For all purposes relating to the General Shareholders’ Meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting.”

4. RIGHT TO BE REPRESENTED AND TO CAST VOTES FROM A DISTANCE

In addition to traditional means, Iberdrola’s regulations grant shareholders the power to appoint proxies and to vote by mail or electronic communication at any General Shareholders’ Meeting held, regardless of the resolutions that may be adopted by the Board of Directors in each case.

In this regard, Article 23.2 of the By-Laws provides that “Proxies may be given by postal or electronic correspondence, in which case the provisions of Article Twenty-Eight of the By-Laws for the issuance of votes shall apply to the extent not incompatible with the nature of the proxy.”

Furthermore, Article 28 of the By-Laws gives shareholders the possibility to “cast their vote regarding proposals relating to the items included in the agenda by mail or by electronic communication,” thus further developing the provisions of Article 32 of the Regulations for the General Shareholders’ Meeting relating to distance voting.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

E.4.	Indicate, if applicable, the measures adopted to encourage the participation of shareholders at General Shareholders’ Meetings.

In addition to the rights to request that a meeting be called, to receive information, to be present at meetings, to be represented by proxy and to cast votes from a distance mentioned above, the Company develops a policy encouraging the participation of shareholders at the General Shareholders’ Meeting with the following measures:

- Publication of the call of the meeting in numerous media, exceeding the legal requirements and the requirements set forth in the By-Laws, ensuring broad dissemination of the call.

- Dissemination in the press of the announcement that the meeting cannot be held on first call, and calling the shareholders to attend the meeting on the second call.

- Practices followed to encourage the participation of shareholders, such as gifts and even the payment of attendance bonuses.

- Holding the General Shareholders’ Meeting at the best possible site that facilitates the development of the meeting, with high capacity and located at the center of the locality where the Company’s registered office is located.

- If necessary, the use is contemplated of accessory locations for attendance at the General Shareholders’ Meeting, which are connected to the primary location by videoconference systems permitting recognition and identification of those in attendance, permanent communication among attendees regardless of the place where they are, and participation and voting.

- Hiring of financial brokers or agencies for better distribution of the information about the Shareholders’ Meeting among our wide base of institutional and international investors.

- Granting each and every one of the shareholders entitled to vote the right to attend the General Shareholders’ Meeting, regardless of the number of shares held by them, following the amendment of Article 22.1 of the By-Laws approved at the General Shareholders’ Meeting of March 30, 2006.

- Personalized assistance and guidance to shareholders who wish to participate, through the Office of the Shareholder.

- The provision to shareholders of means for translating the various presentations.

- The possibility of accessing the live re-transmission of the meeting through the www.iberdrola.com website.

E.5.	Indicate whether the chairman of the General Shareholders’ Meeting is also the chairman of the Board of Directors. Describe, if applicable, the measures adopted to ensure independence and proper operation of the General Shareholders’ Meeting:

YES  ☒    NO  ☐

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Description of measures

- On its own initiative, the Board of Directors traditionally requires that a Notary Public attend the Shareholders’ General Meeting and prepare the minutes thereof (Article 8.7 of the Regulations for the General Shareholders’ Meeting). Therefore, the Chairman and the Secretary of the General Shareholders’ Meeting do not prepare the minutes thereof, which is delegated to a notary public, thereby guaranteeing neutrality for the shareholders.

- As to the verification of the valid holding of the meeting, the Company has the necessary means to control and electronically compute the proxies and votes from a distance (by mail or electronic communication), as well as to prepare the list of shareholders present –in person or by proxy- at the General Shareholders’ Meeting, which list is electronically recorded and attached to the minutes of the meeting, and to compute the quorum to hold meetings and to adopt resolutions (Article 16.2 of the Regulations for the General Shareholders’ Meeting).

To that effect, the Company prepares and proposes to the entities participating in the Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) the format of the attendance card to be issued to the shareholders in order for the cards issued to be uniform and to include a bar code or other system which allows for the electronic reading thereof in order to facilitate the computerized calculation of attendees (Article 12.2 of the Regulations for the General Shareholders’ Meeting).

These computerized systems are also useful to resolve or clarify doubts or claims in connection with the list of attendees.

- From the moment they enter the site, shareholders are assisted by the staff of the Office of the Shareholder (Article 18.1 of the Regulations for the General Shareholders’ Meeting), which staff is permanently available to resolve any issues and to facilitate shareholders’ participation in the General Shareholders’ Meeting, as indicated in section E.3 of this report.

- Regarding the powers of the Chairman with respect to the shareholder participation period at the General Shareholders’ Meeting, pursuant to Article 27.3 of the Regulations for the General Shareholders’ Meeting, the Chairman, in the exercise of his ordering powers:

a) may extend the time initially allocated to each shareholder, when the Chairman so deems it appropriate;

b) may request the presenting parties to clarify issues that have not been understood or which have not been sufficiently explained during the presentation;

c) may call the presenting shareholders to order so that they limit their presentation to business properly before the General Shareholders’ Meeting and refrain from making improper statements or exercising their right in an abusive or obstructionist manner;

d) may announce to the presenting parties that the time for their presentations will soon be ending so that they may adjust their discourse and, when the time granted for their presentation has ended, or if they persist in the conduct described in the preceding paragraph, may withdraw the floor from them, and, if the Chairman believes that their presentation might alter the proper order and normal conduct of the meeting, the Chairman may adopt appropriate measures in order to comply with this provision; and

e) may deny the floor when the Chairman believes that a particular matter has been sufficiently debated, is not included in the agenda, or hinders the progress of the meeting.

Such provision also charges the Chairman with maintaining order in the room “in order to allow the participants to make their presentations without undue interruption.”

- If there are disturbances which temporarily prevent the normal progress of the meeting, Article 30.1 of the Regulations for the General Shareholders’ Meeting empowers the Chairman “to suspend the session for the time the Chairman deems appropriate (but not for more than two (2) hours) in order to reestablish the conditions needed for the continuation thereof.”

- Article 31.1 of the Regulations for the General Shareholders’ Meeting provides that at the proposal of the Directors or at the request of shareholders representing at least one-fourth of the capital present at the General Shareholders’ Meeting, the attendees may agree to a continuation of their sessions over one or more consecutive days.

E.6.	Indicate, if applicable, the amendments made during the fiscal year to the Regulations for the General Shareholders’ Meeting.

The shareholders acting at the General Shareholders’ Meeting held on March 30, 2006 resolved to amend the By-Laws and the Regulations for the General Shareholders’ Meeting in order to extend the period of notice of the General Shareholders’ Meeting from 15 days to one month and to grant shareholders the right to request that new items be included on the Agenda, in accordance with the amendment to the Companies Law made by Law 19/2005, of November 14, on European corporations domiciled in Spain.

In addition, the shareholders acting at the above-mentioned General Shareholders’ Meeting resolved to amend the By-Laws and the Regulations for the General

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Shareholders’ Meeting in order to eliminate the requirement of the minimum number of shares granting the right to attend the General Shareholders’ Meeting.

See the information on events subsequent to the end of fiscal year 2006 included in section G of this report.

E.7.	Indicate the data on attendance at the general shareholders’ meetings held during the fiscal year referred to in this report:

Attendance data

Date of General Shareholders’ Meeting	% of shareholders present in person	% of shareholders represented by proxy	% distance voting	Total %
03-30-2006	3.669	51.750	0.001	55.420

E.8.	Briefly describe the resolutions adopted by the shareholders acting at the general shareholders’ meetings held during the fiscal year referred to in this report and the percentage of votes by which each resolution was passed.

During fiscal year 2006, one General Shareholders’ Meeting was held, on March 30, 2006, at which the following resolutions were adopted:

One.- Examination and approval, if applicable:

a).- Of the individual Annual Financial Statements (Balance Sheet, Profit and Loss Statement, and Notes) of the Company and of the consolidated annual financial statements of the Company and its controlled Companies, for the Fiscal Year ended on December 31, 2005. (AFFIRMATIVE VOTES: 96.99% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Of the individual Management Reports of the Company and of the consolidated Management Report of the Company and its controlled Companies for the fiscal year ended on December 31, 2005, as well as of the management of the company during the above-mentioned period. (AFFIRMATIVE VOTES: 96.43% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Two.- Allocation of profits/losses and distribution of dividends for the fiscal year ended on December 31, 2005. (AFFIRMATIVE VOTES: 98.64% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Three.- Amendment of certain articles of the By-Laws and the Regulations for the General Shareholders’ Meeting:

a).- Amendment of Article 19 of the By-Laws and Article 8 of the Regulations for the General Shareholders’ Meeting in order to adjust the drafting of both articles to the provisions of Final Provision One of Law 19/2005, of November 14, on European corporations domiciled in Spain, as regards the extension of the period for publishing the notice of the General Shareholders’ Meeting and the right of the shareholders to request publication of a supplement to the notice of the meeting including new items on the Agenda. (AFFIRMATIVE VOTES: 98.56% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

b).- Amendment of Article 22 of the By-Laws and Article 10 of the Regulations for the General Shareholders’ Meeting, in order to eliminate the requirement relating to the minimum number of shares granting the right to attend the General Shareholders’ Meeting. (AFFIRMATIVE VOTES: 98.56% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Four.- Authorization to the Board of Directors, pursuant to the provisions of Section 153.1.b) of the Companies Law, for it, within a period of not more than five years and if it deems it appropriate, to increase the share capital by up to one-half of the current share capital, in one or more times, and on the occasion and in the amounts it deems appropriate, with the power to exclude pre-emptive rights, amending Article 5 of the By-Laws and depriving of effect the authorization granted by the shareholders acting at the General Shareholders’ Meeting of June 16, 2001. (AFFIRMATIVE VOTES: 94.84% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Five.- Delegation to the Board of Directors, for the term of five years, of the power to issue: a) bonds or simple debentures and other fixed-income securities of a like nature (other than notes), as well as preferred stock, up to a maximum amount of nine (9) billion euros, and b) notes up to a maximum amount, independently of the foregoing, of up to four (4) billion euros; and authorization to the Company to guarantee, within the limits set forth above, new issuances of securities by controlled companies, for which purpose the delegation approved at the General Shareholders’ Meeting held on March 18, 2005 is hereby deprived of effect to the extent of the unused amount. (AFFIRMATIVE VOTES: 98.40% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Six.- Authorization to the Board of Directors for the derivative acquisition of the Company’s own shares by the Company and/or by its controlled companies pursuant to the provisions of the Law, for which purpose the authorization granted by the shareholders acting at the General Shareholders’ Meeting held on March 18, 2005 is hereby deprived of effect to the extent of the unused amount. Capital reduction and consequent amendment of Article 5 of the By-Laws (AFFIRMATIVE VOTES: 98.63% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Seven.- Authorization to the Board of Directors to apply for the listing on and delisting from Spanish or foreign organized secondary markets of the shares, debentures or other securities issued or to be issued, and to adopt such resolutions as may be necessary to ensure the continued listing of the shares, debentures or other outstanding securities of the Company. (AFFIRMATIVE VOTES: 98.60% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Eight.- Authorization to the Board of Directors for the creation and endowment of Associations and Foundations pursuant to current regulations, with powers to the Board of Directors to execute it. (AFFIRMATIVE VOTES: 98.59% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Nine.- Appointment of the Auditor of the Company and its Consolidated Group. (AFFIRMATIVE VOTES: 98.54% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Ten.- Ratification of the appointment of the Directors designated by interim appointment to fill vacancies since the last General Shareholders’ Meeting:

a).- Ratify the appointment as Director of Mr. Xabier de Irala Estévez, approved by the Board of Directors at its meeting of April 20, 2005. (AFFIRMATIVE VOTES: 96.38% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

b).- Ratify the appointment as Director of Mr. Jesús María Cadenato Matía, approved by the Board of Directors at its meeting of April 20, 2005. (AFFIRMATIVE VOTES: 96.38% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY).

Eleven.- Authorization to the Board of Directors of the Company, to the fullest possible extent, for the full development and execution of the foregoing resolutions, expressly including the power to interpret, remedy and complete such resolutions and have them evidenced in the form of public instruments to secure the required registrations, as well as the right to delegate the powers granted by the shareholders at the General Shareholders’ Meeting. (AFFIRMATIVE VOTES: 98.41% OF THE CAPITAL HELD BY SHAREHOLDERS PRESENT IN PERSON OR BY PROXY)

E.9.	Indicate, if applicable, the number of shares required to attend the General Shareholders’ Meeting and whether there is any by-law limitation in that respect.

Pursuant to the provisions of Article 22.1 of the By-Laws, “all holders of voting shares may attend the General Shareholders’ Meeting and take part in the deliberations thereof, with the right to be heard and to vote,” and such right to attend is not contingent upon the shareholders holding a minimum number of shares.

E.10.	Indicate and justify the policies followed by the company with respect to proxy-voting at the general shareholders’ meeting.

First of all, it is a policy of the Company to encourage the attendance of shareholders at the General Shareholders’ Meeting.

Regarding proxy-voting, Article 12.2 of the Regulations for the General Shareholders’ Meeting provides that the Company may propose to the entities participating in the Sociedad de Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) the format of the attendance card to be issued to the shareholders, “as well as the formula to be recited in such document in order to delegate proxy representation at the meeting in favor of another shareholder, which should also set forth the way in which the proxy-holder will vote on each of the resolutions proposed by the Board of Directors for each item on the agenda in the absence of specific instructions of the shareholder being represented.”

The Board of Directors calls the General Shareholders’ Meeting and establishes that the following formula may be used for proxy-voting at the General Shareholders’ Meeting:

“For purposes of the provisions of Articles 23 of the By-Laws and 11 of the Regulations for the General Shareholders’ Meeting, I hereby grant my proxy for this General Shareholders’ Meeting to the shareholder or, absent express appointment, to the Chairman of the Board of Directors of the Company, who shall vote in favor of the proposals included in the Agenda, unless voting instructions are indicated in the table below […] In the event that the representative is subject to a conflict of interest when voting on any of the items to be submitted to the shareholders at the General Shareholders’ Meeting, I hereby grant my proxy to the Chairman of the General Shareholders’ Meeting or, if the Chairman is subject to a conflict of interest, to the Secretary for the General

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Shareholders’ Meeting. If in connection with any of the items on the Agenda, none of the boxes provided in respect thereof is checked, the shareholder shall be deemed to vote in favor of the proposals made by the Board of Directors. Proposal regarding items included in the Agenda by way of supplement and regarding items not included in the Agenda for the call to meeting: The Proxy also extends to proposals included in the Agenda by means of a supplement, if any, submitted under the provisions of Section 97 of the Companies Law, as well as to proposals regarding items that may be dealt with at the General Shareholders’ Meeting without the need for inclusion in the Agenda because it is so permitted by the Law, on which the representative shall vote in the manner he/she deems to be most favorable to the interests of the shareholder granting the proxy, unless otherwise indicated by checking the NO box below, in which case it shall be deemed that the shareholder instructs the representative to abstain.”

As a consequence, the voting power under the proxy may be granted to the Chairman of the Board of Directors, in his capacity as shareholder, who, in light of his special knowledge of the Company’s business, is in the best position to act in the common interest of all the shareholders and to take into consideration any other legitimate interest, whether public or private, that might influence the development of business activities.

In addition, the shareholder may expressly authorize the proxy holder so that, in the event a conflict of interest affecting the proxy holder with respect to the voting of any of the items submitted for the consideration of the shareholders, he may appoint another shareholder to exercise the proxy.

Notwithstanding the possibility of drafting more detailed instructions, the space included in the attendance card for the voting instructions permits the shareholders to check the box to abstain, to vote in the affirmative, in the negative or in blank in order to facilitate the indications that the represented shareholder desires to give to the proxy holder. Therefore, the voting instructions may be recorded easily in the corresponding computerized system.

Pursuant to Article 23 of the By-Laws and Article 11 of the Regulations for the General Shareholders’ Meeting, shareholders have the following alternatives to prove the validity of the proxy granted:

a) By submission of the attendance card or a validation certificate at the shareholders’ registration desks at the place and on the date set for the General Shareholders’ Meeting.

b) By mail addressed to the Company including the duly signed proxy and signing the corresponding attendance card for such purpose.

c) By e-mail sent with the recognized electronic signature of the shareholder, by means of a communication to the Company through the Corporate website (www.iberdrola.com). The communication must state the name of the proxy holder and of the represented shareholder.

Regardless of the manner in which they are received, all proxies are recorded in a computerized application, which is also used to control and compute proxies and voting instructions, prepare the list of attendees and verify the quorum required to hold valid meetings and the majority required to adopt resolutions, pursuant to Article 16.2 of the Regulations for the General Shareholders’ Meeting.

E.11.	Indicate whether the company is aware of any policy of institutional investors as to participating or not in the decisions of the company:

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

YES  ☐             NO  ☒

Describe the policy

E.12.	Indicate the address and manner for accessing corporate governance content on your website.

www.iberdrola.com/information for shareholders and investors

F	DEGREE OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the company’s degree of compliance with existing good governance recommendations or whether the company has not adopted them, if applicable.

If the company does not comply with any of such recommendations, please explain the recommendations, standards, practices or criteria applied by the company.

Until the single document referred to in ORDER ECO/3722/2003, of December 26, is prepared, the recommendations included in the Olivencia Report and in the Aldama Report should be used as a reference in completing this section.

On May 22, 2006, the National Securities Market Commission approved the Uniform Good Governance Code, providing that “listed companies shall use the above-mentioned Uniform Code as reference when filing the Annual Corporate Governance Report for fiscal year 2007 in the first half of 2008.”

Along these lines, the Board of Directors has proposed to the shareholders acting at the General Shareholders’ Meeting called to be held on March 28, 2007 on first call and on March 29, 2007 on second call, a number of amendments to the By-Laws and the Regulations for the General Shareholders’ Meeting, in order to bring such regulations into line with the recommendations of the above-mentioned Uniform Code and to make several technical improvements.

For the same purpose, as of the date of approval of this report, the Board of Directors has resolved to amend its own Regulations, the Internal Regulations for Conduct in the Securities Market and the Regulations of the Nominating and Compensation Committee, and to ratify the amendment of the Regulations of the Audit and Compliance Committee approved by such Committee at its meeting of February 14, 2007, all of which amendments are contingent upon the approval of the amendments to the By-Laws and the Regulations for the General Shareholders’ Meeting proposed to the shareholders acting at the above-mentioned General Shareholders’ Meeting.

This report therefore gives an account of the degree of compliance with the recommendations of the Olivencia and Aldama Reports.

1.- Information instruments:

Recommendation	Compliance	Information
Website	YES	E.12

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

2.- General Shareholders’ Meeting:

Recommendation	Compliance	Information
Regulations for the General Shareholders’ Meeting	YES	E.6

Call made sufficiently in advance and availability

of the agenda on the website, proposed resolutions

and information offered to the shareholders

during the period of preparation

of the General Shareholders’ Meeting

	YES	E.3

Holding and development of the General Shareholders’ Meeting, encourating participation	YES	E.4

3.- Board of Directors:

Recommendation	Compliance	Information
Board of Directors’ Regulations	YES	B.1.13
Conflicts of Interest	YES	C.4, C.5
Size: reasonable number of members	YES	B.1.2
Types of Directors	YES	B.1.3., G
Age limit for Directors	YES	B.1.20
Composition of the Board of Directors	YES	B.1.3., G
Existence of Board Committees	YES	B.2.2
Composition of the Executive Committee	YES	B.2.2
Composition of the Audit and Compliance Committee	YES	B.2.2
Regulations of the Audit and Compliance Committee	YES	B.2.5
Annual Activities Report of the Audit and Compliance Comiittee	YES	B.2.5
Composition of the Nominating and Compensation Committee	YES	B.2.2
Regulations of the Nominating and Compensation Committee	YES	B.2.5
Annual Activities Report of the Nominating and Compensation Committee	YES	B.2.5
Limitation on Compensation by Delivery of

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Shares	YES	B.1.11

Board of Directors’ Compensation	YES	B.1.8.,G

Compensation of Senior Management	YES	B.1.9

Secretary of the Board	YES	B.1.27,G

4.- Preparation of Annual Financial Statements and Quarterly and Semi-Annual Financial Statements:

Recommendation	Compliance	Information
Certification of the annual financial statements by the Chairman and CEO and The Director of Operations	YES	B.1.24,G

Approval by the Board of the periodic information following a report by the Audit and Compliance Committee	YES	B.1.25,B.1.26,B.2.3

Independence of the Auditor	YES	B.1.28, B.2.3

Absence of qualifications	YES	B.1.25

Making the Auditor’s fees public	YES	B.1.29

5.- Comments:

Size of the Board of Directors: reasonable number of members

Since 1991, the number of Directors has fallen from 40 to 15, below the maximum number permitted by Article 36.1 of the By-Laws and in accordance with Good Governance recommendations.

Existence of Board Committees

Regarding the Committees of the Board of Directors, the Aldama Report provides that “the Committees that should be created for better corporate governance, notwithstanding any other committee that might be created by companies or by the division of the Committees mentioned below into any number of committees, are: (i) the Executive Committee, which has executive powers for the adoption of binding resolutions regarding the Company within the framework of the powers delegated to it; (ii) the Audit and Control Committee, the Nominating and Compensation Committee and, if applicable, the Strategy and Investment Committee, which only have reporting duties and the power to submit proposals to the Board, and such other powers and duties as might be attributed to them by Law, the By-Laws or the Regulations of the Board of Directors.”

In line with such recommendation, as provided by Article 42 of the By-Laws and as described in section B.2.3 of this report, the Board of Directors of Iberdrola has decided to create and maintain the following committees:

-	an Executive Committee;

-	an Audit and Compliance Committee; and

-	a Nominating and Compensation Committee.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In particular, the Executive Committee, which held 22 meetings in fiscal year 2006, also performs, among other duties, the role of a Strategy and Investment Committee, to the extent that it invests most of its time in submitting proposals or information to the Board of Directors about such strategic decisions, investments and divestitures that are relevant for the Company or the Group, assessing their conformity with the Budget and the Strategic Plan and performing an analysis and follow-up of the business risks.

G	OTHER INFORMATION OF INTEREST

If you believe that there is any relevant principle or aspect regarding the corporate governance practices applied by your company that has not been discussed in this Report, please mention and explain it below.

In this section, you may include any other information, clarification or comment relating to the prior sections of this report to the extent that it is relevant and not repetitive.

Specifically, indicate whether the company is subject to laws other than Spanish laws regarding corporate governance and, if applicable, include such information that the company is required to release and that is different from the information released in this Report.

1. GENERAL INFORMATION ON EVENTS SUBSEQUENT TO THE END OF FISCAL YEAR 2006:

The Board of Directors has proposed to the shareholders acting at the General Shareholders’ Meeting called to be held on March 28, 2007 on first call and March 29, 2007 on second call, a number of amendments to the By-Laws and the Regulations for the General Shareholders’ Meeting in order to bring such regulations into line with the Uniform Good Governance Code approved by the National Securities Market Commission on May 22, 2006 and to make several technical improvements.

For the same purpose, as of the date of approval of this report, the Board of Directors has resolved to amend its own Regulations, the Internal Regulations for Conduct in the Securities Market and the Regulations of the Nominating and Compensation Committee, and to ratify the amendment of the Regulations of the Audit and Compliance Committee approved by such Committee at its meeting of February 14, 2007, all of which amendments are contingent upon the approval of the amendments to the By-Laws and the Regulations for the General Shareholders’ Meeting proposed to the shareholders acting at the above-mentioned General Shareholders’ Meeting.

2. SPECIFIC CLARIFICATIONS ON DIFFERENT SECTIONS OF THE REPORT:

SECTION A.1

- The shareholders acting at the General Shareholders’ Meeting held on April 3, 2004 resolved to delegate to the Board of Directors for a term of five years the power to issue debentures or bonds convertible into and/or that may be exchanged for shares in the Company and to issue warrants with respect to newly issued or outstanding shares of the Company, for up to one (1) billion euros, with the power, in the case of convertible bonds and warrants on newly issued shares, to exclude the pre-emptive right of the shareholders and holders of convertible bonds.

- The shareholders acting at the above-mentioned General Shareholders’ Meeting further resolved to delegate to the Board of Directors, for a term of five years, the power to issue bonds that may be exchanged for and/or converted into shares in the Company, and

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

warrants on newly issued shares or on outstanding shares of the Company, for up to one (1) billion euros, without the power to exclude the pre-emptive right of the shareholders and holders of convertible securities.

- The shareholders acting at the General Shareholders’ Meeting held on March 30, 2006 resolved to authorize the Board of Directors, within the maximum period of five years and if it deems it appropriate, to increase the share capital by up to one-half of the current share capital, in one or more times and on the occasion and in the amount it deems appropriate, with the power to exclude the pre-emptive right, depriving of effect the authorization granted by the shareholders acting at the General Shareholders’ Meeting of June 16, 2001.

- In addition, the Board of Directors has proposed to the shareholders acting at the General Shareholders’ Meeting called to be held on March 28, 2007 on first call and March 29, 2007 on second call, a reduction in the par value of the shares of the Company from three (3) euros to seventy-five (0.75) euro cents per share, through the split of each of the outstanding shares making up the share capital according to a proportion of four new shares per each old share, without any change in the amount of capital stock.

- In addition, the Board of Directors has proposed to the shareholders acting at the aforementioned General Shareholders’ Meeting an increase in capital stock by a nominal amount of 790,132,239 euros, through the issuance and flotation of 263,377,413 new common shares with a par value of three (3) euros each plus an issue premium to be determined, which will be fully subscribed and paid up by means of non-cash contributions consisting of common shares of the company Scottish Power Plc.

- Finally, the Board of Directors has proposed to the shareholders acting at the aforementioned General Shareholders’ Meeting an increase in capital stock, for monetary consideration, in the nominal amount of 34,947,798 euros through the issuance and flotation of 11,649,266 new common shares with a par value of three (3) euros each (or of 46,597,064 new common shares with a par value of seventy-five (0.75) euro cents each, in the event that the increase is carried out after the reduction in the par value of the above-mentioned shares) plus an issue premium to be determined, in order to fulfill the commitments assumed by Iberdrola within the framework of the Scottish Power Plc transaction regarding maintenance in the future of the policy of Scottish Power Plc to compensate its employees in shares, thus allowing the Board to implement, develop and execute one or more plans intended for the employees of the Scottish Power Plc group (following completion of the Scottish Power Plc transaction), which may be extended to all of the employees of the new Iberdrola Group.

SECTION A.2

- Given that the shares are represented by book entries, accurate information about the interest of shareholders in the share capital is not available. The sources of the information provided are the annual reports of our shareholders, the notices sent to the National Securities Market Commission (CNMV) and to the Company and various press releases.

- For purposes of this Corporate Governance Report and in conformity with Schedule I of the National Securities Market Commission Communication 1/2004, of March 17, significant shareholders are the holders of interests that reach the threshold set forth by Royal Decree 377/1991, of March 15, or that, even when they do not reach the percentage established in that Royal Decree “permit the exercise of a significant influence on the company. Unless otherwise shown, significant influence shall mean the possibility of appointing or removing any member of the Board of Directors of the company or of proposing the appointment or removal of any member of the Board of Directors of the

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

company and, in general, whatever is provided in the regulations implementing Section 35 of the Securities Market Law.’”

- In addition to the significant shareholding of ACS, Actividades de Construcción y Servicios, S.A. (ACS) in Iberdrola, which was increased to 10% of the capital on September 28, 2006, such shareholder has reported to the CNMV that on January 23, 2007, it had a derivatives contract which, as of that date, affected shares representing 2.329% of Iberdrola’s capital .

- On December 12, 2006, Bilbao Bizkaia Kutxa (BBK) notified the CNMV that its shareholding in Iberdrola had increased to 9.966% of the share capital.

- On February 16, 2007, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) reported to the National Securities Market Commission the preliminary agreement reached for the acquisition of the U.S. bank group Compass Bancshares Inc. It will finance the cash consideration portion of this acquisition with its own resources and the proceeds of the sale of its 5.01% interest in Iberdrola’s capital.

- According to available information, the approximate breakdown of the interests in the share capital by type of shareholder is as follows:

- Foreign entities 27%

- Domestic investors 46%

- Private investors 27%

- Below is a list, for information purposes, of the interest held at year-end 2006 by other shareholders which, though not considered significant shareholders, have a stable presence in the share capital:

Shareholder	Number of shares	% of capital
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	14,645,000	1.62%
Caja de Ahorros de Valencia, Castellón y Alicante (Bancaja)	9,900,000	1.10%
Caja de Ahorros de Murcia	9,032,425	1.00%
Sociedad de Desarrollo de Navarra, S.A. (Sodena)	9,015,492	1.00%
Caja de Ahorros de Salamanca y Soria (Caja Duero)	7,200,660	0.80%
Caja de Ahorros Castilla La Mancha	6,213,546	0.69%
Caja España de Inversiones, Caja de Ahorros y Monte de Piedad (Caja España)	4,510,270	0.50%
Caja de Ahorros Municipal de Burgos	3,776,200	0.42%
Caja de Ahorros y Monte de Piedad de Segovia	2,617,912	0.29%
Caja de Ahorros de Vitoria y Álava (Caja Vital)	1,273,687	0.14%
Caja de Ahorros y Monte de Piedad del Círculo Católico de Obreros de Burgos	1,106,600	0.12%
Caja de Ahorros y Monte de Piedad de Ávila	1,076,917	0.12%
Caja de Ahorros y Monte de Piedad de Extremadura	1,017,089	0.11%

By reason of the Scottish Power transaction, and in compliance with the provisions of rule 8.3 of the Mergers and Acquisitions Code of the City of London, all purchases and/or sales of cash and derivatives by the main shareholders of Iberdrola holding an interest greater than 1% must be reported to the Take Over Panel of the United Kingdom before 12:00 noon on the day following the date of the transaction.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

In accordance with the foregoing, the following changes in shareholding result from the communications sent to the Take Over Panel as of the date of approval of this report:

Shareholder	Number of shares direct interest	capital %	Number of shares derivatives interest	capital %
Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja)	17,554,552	1.94	0	0

Omega Capital, S.L.	18,023,770	1.99	6,169,000	0.68

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)	10,440,400	1.16	101,800	0.01

SECTION A.3

- Pursuant to the provisions of Article 49 of the By-Laws, each Director must show the recordation of a lien upon ten thousand (10,000) shares of the Company as a guarantee for any liabilities which may be incurred in the performance of the Director’s duties.

- Adding the interests of the significant shareholders who have proposed the appointment of Directors and their interests in the aggregate, the percentage of share capital held by the Board of Directors was 20.139% as of the end of fiscal year 2006, and 20.155% as of the date of approval of this report.

- None of the Directors has any rights on shares of the Company.

SECTION A.5

- “Uragua, S.A. en Liquidación” is a Uruguayan company, and therefore, has no CIF (Tax Identification Code) but has the corresponding Uruguayan tax identification. On November 30, 2005, the shareholders acting at the General Shareholders’ Meeting resolved to dissolve it and to begin the liquidation process, which is the stage in which it currently is.

- The description of related transactions with significant shareholders is contained in Section C of this Report.

SECTION A.8

At year-end 2006, the number of shares of the Company’s own stock and derivatives on treasury shares is 4,821,605, which accounts for 0.535% of the share capital. Of such amount, 95,613 correspond to the Company’s own stock and 4,725,992 are call options on the Company’s own stock expiring in 2007.

Based on the authorizations granted to the Board of Directors by the shareholders acting at the General Shareholders’ Meeting, mentioned in Section A.9 of this Report, during fiscal year 2006, Iberdrola, S.A. acquired 8,270,501 shares of its own stock in the amount of 228 million euros. In addition, 8,284,425 shares of its own stock were sold in the amount of 227 million euros.

SECTION A.9

The Board of Directors has proposed to the shareholders acting at the General Shareholders’ Meeting called to be held on March 28, 2007 on first call and March 29,

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

2007 on second call to authorize the Board of Directors, with the express power of delegation, for the derivative acquisition of the Company’s own shares by the Company and/or by its controlled companies under the provisions of applicable law, thus depriving of effect, to the extent of the unused amount, the authorization granted for such purpose by the shareholders acting at the General Shareholders’ Meeting of March 30, 2006.

SECTION B.1.2

At its meeting of April 26, 2006, the Board of Directors resolved to execute and put into practice the resolution adopted by the Board itself at its meeting of April 20, 2005, appointing Mr. José Ignacio Sánchez Galán as Chairman of the Board of Directors, who replaced Mr. Iñigo de Oriol Ybarra as Chairman, and continues to be Chief Executive Officer.

At its meeting of May 24, 2006, the Board of Directors appointed independent Directors Mr. Juan Luis Arregui Ciarsolo and Mr. Víctor de Urrutia as Vice-Chairmen. It also appointed Mr. Julián Martínez-Simancas Sánchez as Vice-Secretary of the Board.

In fiscal year 2006, Messrs. Iñigo de Oriol Ybarra, José Antonio Garrido Martínez, Javier Herrero Sorriqueta, Ignacio Pinedo Cabezudo, César de la Mora y Armada, Antonio Garay Morenés, Antonio María de Oriol y Díaz- Bustamante and Jesús María Cadenato Matía formalized their resignations as Directors. The respective effectiveness dates of their resignations are set forth in section B.1.2. of this report.

Mr. Iñigo Víctor de Oriol Ibarra, Ms. Inés Macho Stadler, Mr. Braulio Medel Cámara and Mr. José Carlos Pla Royo became members of the Board of Directors. Their appointments are submitted for ratification to the shareholders acting at the General Shareholders’ Meeting called to be held on March 28, 2007 on first call and March 29, 2007 on second call.

Finally, the Board of Directors has proposed to the shareholders acting at the aforementioned General Shareholders’ Meeting, the re-election of the Directors Mr. José Orbegozo Arroyo, Mr. Lucas María de Oriol López-Montenegro, Mr. Mariano de Ybarra y Zubiría, Mr. Xabier de Irala Estévez, Mr. Iñigo Víctor de Oriol e Ibarra, Ms. Inés Macho Stadler and Mr. Braulio Medel Cámara, all of them characterized as external Directors with the status described in section B.1.3 of this report. Likewise, the Board of Directors has proposed to the shareholders acting at the above-mentioned General Shareholders’ Meeting the appointment of Mr. Nicolás Osuna García as external independent Director.

SECTION B.1.3

- The original appointment of the Directors Mr. Juan Luis Arregui Ciarsolo, Mr. Víctor de Urrutia Vallejo, Mr. José Orbegozo Arroyo, Mr. Lucas María Oriol López-Montenegro, Mr. Ricardo Álvarez Isasi, Mr. Mariano de Ybarra y Zubiría and Mr. José Ignacio Berroeta Echevarría was made at the proposal of the Executive Committee because the Nominating and Compensation Committee had not yet been established. Since its creation in November 1997, all subsequent re-elections and appointments have been proposed by the Nominating and Compensation Committee.

- At its meeting of February 22, 2006, the Board of Directors resolved, following a proposal made by the Nominating and Compensation Committee, to re-characterize Mr. Sebastián Battaner Arias as Independent Director, given that he has now severed his ties with the savings associations associated in the Federación de Cajas de Ahorro de Castilla y León and in view of his extensive professional background, his proven independence of opinion and sound personal prestige, in addition to his broad institutional presence in an area of great significance to Iberdrola.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

- The Director Mr. Braulio Medel Cámara has been characterized as an independent director on the basis of his professional track record and independence of opinion, without the shareholder Unicaja, the financial institution of which he is Chairman, having participated in his appointment.

SECTION B.1.8

Section B.1.8 a) “Guarantees given by the Company for the benefit of Directors” includes 5,847,000 euros in insurance premiums and 10,370,000 euros in severance compensation paid to the Chairman and the other Directors who have withdrawn during the fiscal year. Such amounts have been charged to the unappropriated allocation made in prior fiscal years pursuant to the By-Laws.

The information contained in section B.1.8 of this Report coincides with the information reflected in Note 42 to the Annual Financial Statements for fiscal year 2006 relating to the compensation paid to the Board of Directors, although it is classified differently due to the regulated nature of the contents of this section B.1.8 of this Report pursuant to the provisions of the National Securities Market Commission Communication 1/2004.

SECTION B.1.10

In the 1990s, the Company began to include these kinds of clauses in contracts with its managers, although most of the contracts with indemnity clauses were executed in October 2000. Such contracts currently encompass 84 managers, including the Chairman and CEO and the 12 members of the Senior Management of the Company mentioned in Section B.1.9 of this report.

The purpose is to attain an effective and sufficient degree of loyalty from the senior-level executives required for the management of the Company and thus avoid the loss of experience and knowledge that might jeopardize the achievement of the strategic goals. Essentially, these clauses include severance packages for the members of the management team on the basis of length of service to the Company, with annual payments ranging from a minimum of one year to a maximum of five years.

SECTION B.1.24

A pyramid certification system has been established based on the identification of the persons responsible for the businesses and corporate powers and duties, who certify the information within their respective areas of responsibility prior to overall certification by the Chairman and the Director of Operations.

The process is carried out by electronic signature in a software application that manages areas of responsibility and periods, and which acts as the repository of all the documentation generated, thus allowing for periodic review thereof by the Group’s supervisory bodies.

SECTION B.1.25

Below is a description of the attendance of each and every one of the current Directors at the meetings of the Board of Directors and its Committees during fiscal year 2006:

Directors	Board	Committees
		EC	ACC	NCC
Mr. José Ignacio Sánchez Galán	13/13	22/22	—	—
Mr. Juan Luis Arregui Ciarsolo	12/13	21/22	—	5/5
Mr. Víctor de Urrutia Vallejo	10/13	18/22	—	5/5

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Mr. José Orbegozo Arroyo	12/13	—	—	—
Mr. Lucas María de Oriol	13/13	—	—	—
López-Montenegro
Mr. Ricardo Álvarez Isasi	13/13	—	11/11	—
Mr. Mariano de Ybarra y Zubiría	13/13	—	—	—
Mr. José Ignacio Berroeta Echevarría	12/13	21/22	—	5/5
Mr. Julio de Miguel Aynat	12/13	—	6/6	—
Mr. Sebastián Battaner Arias	13/13	—	6/6	—
Mr. Xabier de Irala Estévez	12/13	14/15	—	—
Mr. Iñigo Víctor de Oriol Ibarra	9/9	—	—	—
Ms. Inés Macho Stadler	7/7	—	—	—
Mr. Braulio Medel Cámara	5/7	—	—	—
Mr. José Carlos Pla Royo	7/7	11/12	—	—

Notes:

- The denominator indicates the number of meetings held during the period of the year in which s/he was a Director or member of the respective Committee

- EC: Executive Committee

- ACC: Audit and Compliance Committee

- NCC: Nominating and Compensation Committee.

SECTION B.1.27

The Secretary of the Board of Directors also acts as Legal Counsel to the Company’s Management Decision-Making Bodies, thus reinforcing his duty to assure the formal and substantive legality of the actions of such Bodies.

In addition, the Vice-Secretary is a member of the executive team, given that he is the General Secretary of the Company.

SECTION B.1.31

The Director Mr. José Orbegozo Arroyo has an interest of 24.6% in the capital of Olaguibel Servicios Generales, S.L., which, in turn, holds 19.6% of the capital of Fanox Electronic, S.L. As a consequence, such Director is attributed an indirect interest of 4.82% in Fanox Electronic, S.L.

At year-end 2006, the Director Mr. Sebastián Battaner Arias held a 0.001% interest in the capital of Gamesa Corporación Tecnológica, S.A. However, on February 12, 2007, Mr. Battaner sold his entire interest in such Company.

SECTION B.2.2

In clarification of the information provided in this section, it should be noted that Mr. José Ignacio Sánchez Galán is the Chairman & Chief Executive Officer and that Mr. Juan Luis Arregui Ciarsolo and Mr. Víctor de Urrutia Vallejo are Vice-Chairmen of the Board of Directors.

SECTION C

All the information regarding related transactions included in this 2006 Annual Corporate Governance Report is also included in the Semi-Annual Information reported by the Company as a significant event, using the Periodic Public Information form established by the CNMV for such purpose.

The contracting for financial instruments is carried out through a competition among various entities, and the one that is the most advantageous to the Company at any given

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

time is selected. Iberdrola’s financial risk policy establishes, with respect to derivative financial instruments, a number of limits on transactions with a single financial institution, in order to avoid an excessive concentration of risk, as well as a minimum credit quality below which it would not be allowed to contract. These limits are complied with in respect of all counterparties.

SECTION C.1

The transactions conducted with significant shareholders in fiscal year 2006 are in the ordinary course of business, were carried out under arm’s length conditions, and the information about them is not needed to state the true financial position and results of operations of the Company. However, the most significant transactions were the following:

1. Financing transactions

1.1. Bank financing

The most significant transactions conducted by the Iberdrola Group in 2006 were :

- On November 27, 2006, a syndicated loan was executed in the amount of 7,955 million pounds sterling as a requirement prior to the tender offer for Scottish Power Plc effected by Iberdrola, S.A. This transaction is executed with ABN, RBS and Barclays, and the participation of other financial institutions is contemplated at the co-underwriting stage.

- In December 2006, Iberdrola México S.A. de C.V., with the guarantee of the Mexican generation subsidiaries, executed two bank financing transactions in the amounts of 1,200 and 500 million U.S. dollars, respectively. These transactions, which have expiration periods of up to 5 and 10 years, were conducted at very aggressive margins, 0.325% and 0.60%. As of December 31, 2006, BBVA holds a 21.56% interest in this financing, pending a general syndication among financial institutions.

1.2. Capital markets financing

In long-term capital markets, Iberdrola Finanzas, S.A., with the guarantee of Iberdrola, S.A., carried out several public issuances of bonds in the Euromarket under the EMTN program in the amount of 1,675 million euros, without the participation of the significant shareholders in any of such issuances.

In short-term capital markets, notes were issued in the amount of 1,624 million euros, 9.33% of which was placed by BBVA and 4.13% of which was placed by BBK. In addition, and as a supplement to the domestic note program, Iberdrola International BV issued, with the guarantee of Iberdrola, S.A., 2,794 million euros in the Euromarket, with no award having been effected through the significant shareholders.

2. Interest rate and exchange rate derivative instruments

Interest rate and exchange rate hedging transactions were carried out in an amount equivalent to 1,450 million euros, 55 million of which correspond to transactions with BBVA.

Derivatives transactions were carried out through competitive biddings among financial institutions of proven solvency.

3. Surplus deposits and drawdowns under credit lines

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Drawdowns under checking account overdraft and credit facilities came to an average daily amount equivalent to 624 million euros, of which 39.9 million euros corresponded to BBVA (including an interest in a syndicated facility) and 3.6 to BBK.

In addition, treasury surpluses for an average daily amount equivalent to 121.3 million euros were deposited; the transactions with BBVA accounted for 30.6% of such amount, and those with BBK accounted for 22% thereof.

These transactions are conducted daily in order to regulate the liquidity of the Iberdrola Group by previously requesting quotations from about 20 financial institutions.

4. Assignment of the 2005 rate shortfall

In 2006, the rights stemming from the rate shortfall for fiscal year 2005 were sold. The amount of the assigned rights comes to 1,334 million euros. Such rights, along with those of Hidrocantábrico and Unión Fenosa, were awarded to a consortium of financial institutions in which BBK had a 24% interest.

5. Purchase and sale of shares and equity derivatives

Transactions of this kind were conducted with BBVA in the amount of 347 million euros, which accounts for 16% of the total amount.

6. Suretyships and guarantees

BBVA issued bank guarantees in the amount of 64.1 million euros.

BBK issued bank guarantees in the amount of 2.9 million euros.

7. Purchase and sale of foreign currency

Transactions for a consideration of 2.726 billion euros were carried out, of which 49.2% were made with BBVA.

For purposes of better comprehension of the information provided, the description of the following transactions which have no specific identification code is completed below:

- The transactions mentioned in rows 5, 15, 36 and 48 correspond to checking accounts.

- The transactions mentioned in rows 6, 16, 34 and 47 correspond to deposits.

- The transactions mentioned in rows 7 and 21 correspond to note issuances.

- The transactions mentioned in rows 14, 35 and 46 correspond to debt derivatives.

- The transactions mentioned in rows 17 and 49 correspond to exchange insurance.

- The transactions mentioned in row 18 correspond to equity and treasury stock derivatives.

- The transactions mentioned in rows 19 and 50 correspond to the purchase and sale of foreign currency.

- The transactions mentioned in row 20 correspond to the purchase and sale of stock.

- The transactions mentioned in row 25 correspond to commissions for services related to the payment of dividends.

SECTION C.2

This section includes compensation, indemnification and contributions to pension and life insurance plans for managers in active service as of December 31, 2006. There has been excluded the indemnification contained in the Period Public Information for the first half of 2006, corresponding to managers that left before January 1, 2007 (4,071).

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

Moreover, a 300-thousand euro item previously reflected as compensation in the Periodic Public Information for the first half of the year has been re-characterized as indemnification corresponding to the second half.

This section refers to transactions conducted by Iberdrola, S.A. with Montes de Piedad y Caja de Ahorros de Ronda, Cádiz, Almería, Málaga y Antequera (Unicaja), in which the Director Mr. Braulio Medel Cámara serves as Chairman, as well as with the Turkish company DAS Engineering & Energy Investments, Inc., in which a brother of the Director Mr. Lucas María de Oriol is a member of the Board.

In all cases, the transactions are in the ordinary course of business, were carried out under arm’s length conditions, and the information about them is not needed to state the true financial position and results of operations of the Company.

For purposes of better comprehension of the information provided, the description of the following transactions which have no specific identification code is completed below:

- The transactions mentioned in row 12 correspond to checking accounts with a negative balance.

- The transactions mentioned in row 18 correspond to the purchase and sale of stock.

SECTION C.3

The transactions made with subsidiaries and affiliated companies that have not been terminated in the consolidation process are in the ordinary course of the Company’s business, carried out under arm’s length conditions and of little significance to accurately reflect the financial situation and results of operations of the Company.

In addition to intra-group transactions, also included are the fees paid by Iberdrola to the Asociación Española de la Industria Eléctrica (UNESA).

SECTION E.7

Regarding the data on proxy-voting and distance voting at the General Shareholders’ Meeting held on March 30, 2006, 12,420 shares voted and another 6,210 carried out the formalities for proxy-voting by electronic means, by using the procedure established for such purpose on the Company’s website, www.iberdrola.com. A total of 3,063,438 shares voted by mail, without this latter means having been used to carry out the formalities for proxy-voting.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

This annual corporate governance report was approved by the Board of Directors of the company at the meeting held on February 20, 2007.

NOTICE. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document which this translation is intended to reflect, the text of the original Spanish-language document shall prevail.